Exhibit 99.1

	Three Months Ended		Six Months Ended
	June 30		June 30
	2009	2008	2009	2008
FINANCIAL (Cdn$ millions, except per unit and per boe amounts)
Revenue before royalties	235.2	512.0	460.4	919.9
Per unit (1)	0.99	2.38	1.98	4.29
Per boe	40.4	88.04	39.5	77.24
Cash flow from operating activities (2)	104.3	273.4	228.6	483.4
Per unit (1)	0.44	1.27	0.98	2.25
Per boe	17.9	47.02	19.6	40.59
Net income	66.1	57.3	88.4	138.6
Per unit (3)	0.28	0.27	0.38	0.65
Distributions	75.0	144.7	157.0	271.5
Per unit (1)	0.32	0.68	0.68	1.28
Per cent of cash flow from operating activities (2)	72	53	69	56
Net debt outstanding (4)	737.6	756.1	737.6	756.1
OPERATING
Production
Crude oil (bbl/d)	26,917	27,541	27,857	28,302
Natural gas (mmcf/d)	200.2	194.7	197.0	199.5
Natural gas liquids (bbl/d)	3,679	3,906	3,721	3,882
Total (boe/d)	63,969	63,896	64,418	65,436
Average prices
Crude oil ($/bbl)	62.74	118.32	54.36	103.63
Natural gas ($/mcf)	3.73	10.41	4.45	9.07
Natural gas liquids ($/bbl)	38.89	82.29	38.88	75.46
Oil equivalent ($/boe)	40.32	87.73	39.36	76.95
Operating netback ($/boe)
Commodity and other revenue (before hedging) (5)	40.41	88.04	39.49	77.24
Transportation costs	(0.85)	(0.79)	(0.90)	(0.76)
Royalties	(4.72)	(15.79)	(5.52)	(13.77)
Operating costs	(11.02)	(10.71)	(10.57)	(10.11)
Netback (before hedging)	23.82	60.75	22.49	52.60

TRUST UNITS (millions)
Units outstanding, end of period (6)	237.1	215.8	237.1	215.8
Weighted average trust units (7)	236.6	215.2	232.8	214.5

TRUST UNIT TRADING STATISTICS (Cdn$, except volumes) based on intra-day trading
High	19.25	33.95	20.90	33.95
Low	14.12	25.19	11.73	20.00
Close	17.81	33.95	17.81	33.95
Average daily volume (thousands)	988	659	1,113	764

(1)

Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares. Per unit distributions are based on the number of trust units outstanding at each distribution record date.

(2)

Cash flow from operating activities is a GAAP measure. Historically, Management has disclosed Cash Flow as a non-GAAP measure calculated using cash flow from operating activities less the change in non-cash working capital and the expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash Flows. Cash Flow for the second quarter of 2009 would be $120.5 million ($0.51 per unit) and $237.1 million ($1.02 per unit) year-to-date. Distributions as a percentage of Cash Flow would be 62 per cent for the second quarter of 2009 (66 per cent year-to-date).

(3)	Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).
(4)	Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.
(5)	Includes other revenue.
(6)

For the second quarter of 2009, includes 0.9 million (1.1 million in 2008) exchangeable shares exchangeable into 2.634 trust units (2.517 in 2008) each for an aggregate 2.5 million (2.7 million in 2008) trust units.

(7)	Includes trust units issuable for outstanding exchangeable shares at period end.

MESSAGE TO UNITHOLDERS

ARC’s second quarter operational results are very positive with production of 63,969 boe per day achieved while capital spending was constrained to $49 million in the quarter and $146 million year-to-date. ARC continues to achieve positive drilling results throughout our property portfolio and is on track to advance its Montney development with a new gas plant scheduled to come on-stream in Dawson at the end of the first quarter of 2010. The financial results for the second quarter of 2009 reflect the continued low commodity prices that prevailed during the quarter. Although the average WTI oil price recovered to US$59.62 as compared to the first quarter 2009 average of US$43.21, oil prices were still down approximately 52 per cent over the comparable period in 2008. Natural gas prices continued their decline in the second quarter of 2009 with the AECO price averaging $3.66 per mcf compared to $4.72 per mcf in the first quarter and $9.35 per mcf in the second quarter of 2008. The decline in natural gas prices continued into the third quarter as the price for the month of July fell to under $3 per mcf. We believe that natural gas prices will remain low throughout the third quarter as storage levels are at record high; we do expect prices to improve in the fourth quarter. The volatility of commodity prices and the economic environment have resulted in similar volatility in ARC’s unit price.

We cannot control the volatility of the markets; however, we are working hard on the things we can control such as applying our technical expertise to influence positive operating results. For example, we continue to advance the application of multi-stage fracturing techniques, to unlock the potential and improve the performance of wells in the tight gas Montney play at Dawson. Since ARC’s first horizontal well was drilled into the Montney formation, several variations of the multi-frac techniques have been developed with specific attributes that make them applicable to different formations. ARC is now able to take the knowledge gained in the Montney play and put it to use in several of our oil properties such as Ante Creek, Goodlands and Pembina. During the first half of this year, we have completed three horizontal wells at Goodlands, two horizontal wells at Ante Creek and two horizontal wells at Pembina.  All of these wells were completed using multi-stage fracturing techniques. We are very pleased with the results of the horizontal drilling in the Ante Creek and Goodlands areas and plan on following up with four additional horizontal wells in both of these areas prior to year-end. Although it is too early to say very much about the two horizontal wells drilled in Pembina, preliminary results are encouraging and we have plans to drill two more horizontal wells in Pembina this year.

The horizontal wells at Ante Creek and Goodlands made significant contributions to our production results in the second quarter. Production was ahead of budget at 63,969 boe per day primarily as a result of higher production at Dawson, Ante Creek and Goodlands while we conducted maintenance and completed 37 oil and gas facility turnarounds. We spent $146 million on capital expenditures in the first half of 2009 with $19 million of this spent on the new 60 mmcf gas plant at Dawson. We have completed the design work and have ordered all of the major equipment to construct the plant. We have completed our public notifications and are expecting final approvals from regulatory agencies by the end of August. The completion of the gas plant in the first quarter of 2010 will mark the start of what should be several phases of growth at Dawson.

We are also focusing on our Redwater CO2 pilot project. Some of the highlights during the second quarter included the addition of a second production well and the continued ramp-up of CO2 injection volumes according to our schedule. To date, results are encouraging; however, we will not know if the pilot is successful in mobilizing incremental volumes of oil until sometime in 2010. This project is a clear example of ARC’s willingness to use technology to evaluate methods that may increase production in the long-term. If the pilot proves that a CO2 enhanced oil recovery project is economically viable and when CO2 becomes commercially available in Canada, Redwater could prove to be a source of significant production growth for the future.

For several quarters we have been advising our unitholders that ARC will most likely convert to a dividend paying corporation at the end of December 2010. Currently, we believe this to be the most effective and tax efficient alternative for our company and for our unitholders. The conversion would be subject to regulatory and unitholders’ approval. At this point, we do not see any impetus to convert early as staying as a trust provides more effective use of our existing tax pools, until the SIFT legislation takes effect.  We continue to monitor the situation closely and will adapt our plans if required.

We at ARC are determined to navigate through these challenging economic times by applying our technical expertise and by focusing on the things we can control to sustain our strong performance both in the near-term and long-term. In 2003, ARC was able to acquire the Dawson field because we identified upside potential that others could not see. We leveraged the knowledge gained in Dawson to dramatically expand our land holdings such that we now have one of the largest land positions in the hottest natural gas play in western Canada. We continue to focus on risk-managed value creation and look to apply new technologies to our other assets the way we did in Dawson to provide top-quartile performance to our unitholders. We are confident that with our asset base and strong technical team, we can continue to deliver superior, long-term returns to our investors as we have done since inception in 1996.

John P. Dielwart	Myron M. Stadnyk
Chief Executive Officer	President and Chief Operating Officer

August 5, 2009

ACCOMPLISHMENTS / FINANCIAL UPDATE

•                  Production for the quarter was ahead of budget at 63,969 boe per day with higher than anticipated production at Dawson, Ante Creek and Goodlands despite completing 37 oil and natural gas facility turnarounds during the quarter on the Trust’s operated properties. The higher production at Goodlands and Ante Creek was the result of better than anticipated results from horizontal development wells that were drilled during the winter. ARC plans on following up these successes with four horizontal wells at Goodlands and four horizontal wells at Ante Creek prior to year-end. Preliminary results from two horizontal wells in the Pembina area have also been encouraging.  Each of the two wells averaged 300 boe per day during their first month on production. The Trust expects full year corporate production to average between 63,000 and 64,000 boe per day at an operating cost of approximately $10.70 per boe.

•                  Cash flow from operating activities was $104.3 million, or $0.44 per unit, a significant decline from the $273.4 million ($1.27 per unit), achieved in the comparable quarter in 2008. This decline was as a result of a 54 per cent decline in commodity prices. The more commonly used Cash Flow, a non-GAAP measure, was $120.5 million or $0.51 per unit.  Net income for the quarter of $66.1 million was comparable to last year’s $57.3 million as the current year decline in commodity revenue was offset by the recording of a $39.7 million non-cash foreign exchange gain on the Trust’s U.S. denominated debt and a decrease in non-cash losses on the Trust’s risk management contracts when compared to the second quarter of 2008. In response to the decreased cash flow levels in 2009, the Trust decreased monthly distributions to $0.10 per unit or 72 per cent of cash flow from operating activities. This provided sufficient cash flow to fund 55 per cent of the second quarter capital program (90 per cent when including the quarterly proceeds from the distributions re-investment program) with only 10 per cent being funded through debt.

•                  The Trust executed a $48.9 million capital expenditure program in the second quarter of 2009 that included: drilling one oil well in southeast Saskatchewan, drilling eight natural gas wells in the Dawson area, and spending $10.4 million on the new gas plant at Dawson. Of the wells drilled in the second quarter, two natural gas wells were completed as well as 26 additional wells that were drilled in previous quarters.

•                  The Trust has maintained its capital expenditure guidance at $350 million for full year 2009. Included in this number is approximately $30 million of new projects that have been added to take advantage of drilling incentives provided by the Alberta Government and to follow-up on the success of our horizontal drilling program.

•                  On April 14, 2009, the Trust announced the closing of a private placement of long-term debt in the form of senior secured notes totaling US$125 million at a blended average interest rate of 7.47 per cent. The notes were offered in three tranches with repayment dates between 2012 and 2021 allowing the Trust to convert a portion of its credit facility debt to long term notes that mature over a number of years as opposed to being re-financed all in one year. Proceeds from the notes were used to reduce the debt outstanding on the Trust’s $800 million credit facility. At June 30, 2009 the Trust had approximately $650 million of unused credit available and a net debt to annualized year-to-date cash flow from operating activities of 1.6 times.

•                  The Trust’s reserves and production profile is managed to mitigate the impact of commodity price volatility. The Trust’s first half 2009 production is weighted 49 per cent to crude oil and natural gas liquids and 51 per cent to natural gas. Although natural gas prices have decreased throughout the second quarter of 2009, the recovery of crude oil prices during the second quarter has tempered the impact of lower realized natural gas prices.

•                  The Trust’s current plans are to convert to a dividend paying Corporation effective December 31, 2010. At this time, Management believes that this will be the most logical and tax efficient alternative for ARC unitholders.  The potential conversion, that will be subject to regulatory and unitholder approval, is in the planning stages and ARC is working with legal and tax advisors to map out the required steps for the conversion process.

•                  Montney Resource Play Development

Production from the Dawson area was above budget at an average rate of 56 mmcf per day throughout the second quarter as a planned turnaround of a third party gas plant was delayed to the third quarter.

During the second quarter of 2009, the Trust spent $29.1 million on development activities in the Dawson area including drilling seven horizontal wells, one of which was completed during the quarter. One vertical well was also drilled and completed during the quarter. The Dawson B-10-8-79-14W6 horizontal well tested 9.5 mmcf per day of natural gas at a flowing pressure of 2,000 pounds per square inch. One vertical acid gas disposal well required for the new gas plant was also drilled and completed during the quarter. The Trust plans to drill two additional horizontal wells at Dawson during the second half of 2009.

At this time, the Trust has 22 wells drilled in the Dawson gas field that are in various stages of completion. In the completed and waiting on tie-in category are 14 wells (six horizontal and eight vertical), while the remaining eight wells (six horizontal and two vertical) are yet to be completed. In addition to these Dawson wells, the Trust has drilled five vertical wells and two horizontal wells in the Sunrise-Sunset area, none of which are tied-in. The Trust has also participated in one partner operated horizontal well at Sunrise.

The Trust drilled a successful exploration well on its Montney West lands during the quarter. The Sunset 13-24-79-19W6 well encountered over 150 meters of gas bearing porosity within the Montney formation. Results from this well are similar to those encountered in ARC’s Sunrise discovery wells. ARC plans to participate in a small development project on partner operated lands at Sunrise. Current plans call for the drilling of four horizontal wells, construction of pipelines and a gathering system and the expansion of a third party operated gas plant.   Assuming that the drilling and construction go as planned, production from this area should be approximately 10 mmcf per day net to ARC’s 50 per cent working interest by the beginning of 2010.

The Trust continues to work towards a first quarter 2010 completion date for a new 60 mmcf per day gas plant at Dawson. $18.8 million has been spent year-to-date on the project with design work complete, all major equipment ordered and the public notification process completed. Applications have been submitted to the appropriate regulatory agencies and are currently under review with approvals for construction expected by the end of August. As long as construction starts by early September, ARC expects that the gas plant will be operational by the end of the first quarter of 2010.

•                  Enhanced Oil Recovery Initiatives

During the second quarter, the Trust spent $4 million on enhanced oil recovery (“EOR”) initiatives.  The Redwater CO2 pilot project continues with both the CO2 injection and oil production facilities continuing operations. Highlights for the quarter included the addition of a second production well and CO2 injection volumes continuing to ramp up as scheduled. Results continue to be encouraging but the Trust anticipates that it will take until at least the first quarter of 2010 before it will know to what extent the pilot has been successful in mobilizing incremental volumes of oil.  While the pilot project may indicate enhanced recovery, the current outlook for crude oil prices and the cost and availability of CO2 may impact the Trust’s ability to achieve commercial viability for a full scale EOR scheme at Redwater.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) is the Trust management’s analysis of its financial performance and significant trends or external factors that may affect future performance.  It is dated August 5, 2009 and should be read in conjunction with the unaudited Consolidated Financial Statements for the period ended June 30, 2009, the MD&A and the unaudited Consolidated Financial Statements ended March 31, 2009 and the audited Consolidated Financial Statements and MD&A as at and for the year ended December 31, 2008 as well as the Trust’s Annual Information Form that is filed on SEDAR at www.sedar.com.

The MD&A contains Non-GAAP measures and forward-looking statements and readers are cautioned that the MD&A should be read in conjunction with the Trust’s disclosure under “Non-GAAP Measures” and “Forward-Looking Statements” included at the end of this MD&A.

ARC’s Business

ARC Energy Trust (“ARC”) or (“the Trust”) is an actively managed oil and natural gas entity formed to provide investors with indirect ownership in cash generating energy assets, that currently consist of oil and gas assets. The cash flow from operating activities is based on the production and sale of crude oil, natural gas liquids and natural gas.

ARC is one of the top 20 producers of conventional oil and gas in western Canada.  As at June 30, 2009, ARC held interests in excess of 18,600 wells with approximately 5,600 wells operated by ARC and the remainder operated primarily by other major oil and gas companies.  ARC’s production has averaged between 61,000 and 67,000 boe per day in each quarter for the last three years.  The total capitalization of ARC, which trades on the Toronto Stock Exchange, as at June 30, 2009 was $5 billion as shown on Table 23.

ARC’s Objective

ARC’s goal is to be one of the top performing oil and gas companies in Canada as measured by quality of assets, management expertise and investor returns.  The focus is on risk managed value creation.  Table 1 shows the Trust’s ability to maintain stable production and reserves per unit while distributing a portion of the cash flows back to unitholders.  The decrease in 2009 production per unit reflects the impact of issuing 15.5 million trust units in the first quarter that raised $240 million to be used to partially fund capital expenditures in the Dawson area. ARC is constructing a gas plant with a 60 mmcf per day capacity with an expectation that production per unit will increase in 2010 upon startup of this plant.

Table 1

Per Trust Unit	Q2 2009	YTD 2009	Full year 2008	Full year 2007
Normalized production per unit (1) (2)	0.27	0.28	0.29	0.30
Normalized reserves per unit (1) (3)	N/A	N/A	1.42	1.35
Distributions per unit	$0.32	$0.68	$2.67	$2.40

(1)

Normalized indicates that all periods as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional trust units were issued (or repurchased) at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable comparability of per unit values.

(2)

Production per unit represents daily average production (boe) per thousand trust units and is calculated based on daily average production divided by the normalized weighted average trust units outstanding including trust units issuable for exchangeable shares.

(3)	Reserves per unit are calculated based on proved plus probable reserves (boe) divided by period end trust units outstanding including trust units issuable for exchangeable shares.

Currently the Trust distributes $0.10 per unit per month.  The remainder of the cash flow is used to fund reclamation costs, and a portion of capital expenditures and land acquisitions.  Since the Trust’s inception in July 1996 to June 30, 2009, the Trust has distributed $3.4 billion or $24.38 per unit.

ARC’s business plan has resulted in significant operational success as seen in Table 2 where the Trust’s trailing five year annualized return per unit was 14.6 per cent.  However, commodity prices and the current economic downturn are significant factors impacting the profitability of ARC and capital appreciation of our trust units in the market place.    The impact of these external factors has led to a negative return for the trailing one and three years despite the successful execution of ARC’s business plan and operational successes.

Table 2

Total Returns (1) ($ per unit except for per cent)	Trailing One Year	Trailing Three Year	Trailing Five Year
Distributions per unit	$2.07	$6.95	$11.04
Capital appreciation per unit	$(16.14)	$(10.19)	$2.46
Total return per unit	$(14.07)	$(3.24)	$13.50
Annualized total return per unit	(31.6)%	(4.5)%	14.6%
S&P/TSX Capped Energy Trust Index	(35.5)%	(9.2)%	10.2%

(1)	Calculated as at June 30, 2009.

2009 Second Quarter Financial and Operational Results

Following is a discussion of ARC’s 2009 guidance and second quarter financial and operating results.

2009 Guidance and Financial Highlights

Table 3 is a summary of the Trust’s 2009 Guidance and a review of 2009 actual results compared to guidance:

Table 3

	2009 Guidance	2009 Actual YTD	% Change
Production (boe/d) (1)	63,000-64,000	64,418	—
Expenses ($/boe):
Operating costs	10.70	10.57	(1)
Transportation	1.00	0.90	(10)
G&A expenses (cash & non-cash) (2)	2.10	1.94	(8)
Interest	1.30	1.15	(12)
Capital expenditures ($ millions)	350	146	—
Annual weighted average trust units and trust units issuable (millions)	238	233	—

(1)

The Trust has narrowed the 2009 full year production guidance range to between 63,000 and 64,000 based on favorable year-to-date 2009 production results and forecast production levels for the balance of the year.

(2)

G&A guidance amount of $2.10 per boe includes $1.75 per boe for cash G&A costs, $0.55 per boe for cash whole unit plan costs and a recovery of $0.20 per boe for non-cash portion of the whole unit plan.

The 2009 Guidance provides unitholders with information on Management’s expectations for results of operations, excluding any acquisitions or dispositions, for 2009. Readers are cautioned that the 2009 Guidance may not be appropriate for other purposes.

Table 4 is a review of the financial highlights and operating results for the second quarter and the first six months of 2009.

Table 4

	Three Months Ended June 30			Six Months Ended June 30
(Cdn $ millions, except per unit and volume data)	2009	2008	% Change	2009	2008	% Change
Cash flow from operating activities	104.3	273.4	(62)	228.6	483.4	(53)
Cash flow from operating activities per unit (1)	0.44	1.27	(65)	0.98	2.25	(56)
Net income	66.1	57.3	15	88.4	138.6	(36)
Net income per unit (2)	0.28	0.27	4	0.38	0.65	(42)
Distributions per unit (3)	0.32	0.68	(53)	0.68	1.28	(47)
Distributions as a per cent of cash flow from operating activities	72	53	36	69	56	23
Average daily production (boe/d) (4)	63,969	63,896	—	64,418	65,436	(2)

(1)	Per unit amounts are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares at year-end.
(2)	Based on net income after non-controlling interest divided by weighted average trust units outstanding excluding trust units issuable for exchangeable shares.
(3)	Based on number of trust units outstanding at each cash distribution date.
(4)

Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent (“boe”) based on 6 mcf: 1 bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the well head. Use of boe in isolation may be misleading.

Net Income

Net income in the second quarter of 2009 was $66.1 million ($0.28 per unit), an increase of $8.8 million from $57.3 million ($0.27 per unit) in the second quarter of 2008. While the Trust posted higher net income during the second quarter of 2009, there were several non-cash items that negatively impacted the 2008 results, masking the impact of the significant decrease in commodity prices in 2009.

In the second quarter of 2008, the Trust recorded a $142.8 million unrealized non-cash loss on risk management contracts ($106.4 million net of future income taxes). As well, the Trust recorded an $18 million provision for non-recoverable accounts receivable relating a crude oil revenue receivable from a counterparty that filed for protection under the Companies’ Creditors Arrangement Act in July 2008 ($13.4 million net of future income taxes). Lastly, the Trust recorded a $3.6 million non-cash foreign exchange gain on its U.S. denominated debt as a result of the movement in the Canadian dollar relative to the U.S. dollar ($3.1 million net of future income taxes).

In the second quarter of 2009, the Trust recorded a $39.7 million non-cash foreign exchange gain on U.S. denominated debt ($34.7 million net of future income taxes) and a $0.6 million unrealized non-cash loss on risk management contracts ($0.5 million net of future income taxes).

A measure of sustainability is the comparison of net income to distributions. Net income incorporates all costs including depletion expense and other non-cash expenses whereas cash flow from operating activities measures the cash generated in a given period before the cost of acquiring or replacing the associated reserves produced. Therefore, net income may be more representative of the profitability of the entity and thus a relevant measure against which to measure distributions to illustrate sustainability. As net income is sensitive to fluctuations in commodity prices and the impact of risk management contracts, currency fluctuations and other non-cash items, it is expected that there will be deviations between annual net income and distributions. Table 5 illustrates the annual shortfall of distributions to net income as a measure of long-term sustainability.  Distributions have been reduced from $0.28 per unit per month in July 2008 to the current rate of $0.10 per unit per month.

Table 5

Net income and Distributions ($ millions except per cent)	Second quarter 2009	YTD 2009	Full year 2008	Full year 2007
Net income	66.1	88.4	533.0	495.3
Distributions	75.0	157.0	570.0	498.0
Excess (Shortfall)	(8.9)	(68.6)	(37.0)	(2.7)
Excess (Shortfall) as per cent of net income	(13)%	(77)%	(7)%	(1)%
Cash flow from operating activities	104.3	228.6	944.4	704.9
Distributions as a per cent of cash flow from operating activities	72%	69%	60%	71%
Average distribution per unit per month	$0.11	$0.11	$0.22	$0.20

Cash Flow from Operating Activities

Cash flow from operating activities decreased by 62 per cent in the second quarter of 2009 to $104.3 million from $273.4 million in the second quarter of 2008. Decreases in crown royalties and cash losses on risk management contracts were more than offset by the 54 per cent ($47.41 per boe) decrease in commodity prices relative to the second quarter of 2008. The decrease in second quarter 2009 cash flow from operating activities compared with the second quarter of 2008 is detailed in Table 6.

Table 6

	($ millions)	($ per trust unit)	(% Change)
Q2 2008 Cash flow from Operating Activities	273.4	1.27	—
Volume variance	0.6	—	0.2
Price variance	(277.2)	(1.29)	(101.3)
Cash (losses) and gains on risk management contracts	42.8	0.20	15.7
Royalties	64.3	0.30	23.5
Expenses:
Transportation	(0.3)	—	(0.1)
Operating (1)	(0.7)	—	(0.3)
Cash G&A	14.1	0.07	5.2
Interest	0.7	—	0.3
Realized foreign exchange loss	0.8	—	0.3
Weighted average trust units	—	(0.04)	—
Non-cash and other items (2)	(14.2)	(0.07)	—
Q2 2009 Cash flow from Operating Activities	104.3	0.44	—

(1)           Excludes non-cash portion of Whole Unit Plan expense recorded in operating costs.

(2)           Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.

Year-to-date cash flow from operating activities decreased by 53 per cent in 2009 to $228.6 million from $483.4 million in the first half of 2008. The 49 per cent ($37.59 per boe) decrease in year-to-date commodity prices relative to the same period of 2008 more than offset decreases in crown royalties and cash losses on risk management contracts.  The decrease in year-to-date 2009 cash flow from operating activities compared with the first half of 2008 is detailed in Table 6a.

Table 6a

	($ millions)	($ per trust unit)	(% Change)
YTD 2008 Cash flow from Operating Activities	483.4	2.25	—
Volume variance	(19.3)	(0.09)	(4.0)
Price variance	(440.2)	(2.04)	(91.1)
Cash (losses) and gains on risk management contracts	88.6	0.41	18.3
Royalties	99.6	0.46	20.6
Expenses:
Transportation	(1.5)	(0.01)	(0.3)
Operating (1)	(4.6)	(0.02)	(1.0)
Cash G&A	7.3	0.03	1.5
Interest	3.7	0.02	0.8
Realized foreign exchange loss	0.6	—	0.1
Weighted average trust units	—	(0.08)	—
Non-cash and other items (2)	11.0	0.05	—
YTD 2009 Cash flow from Operating Activities	228.6	0.98	—

(1)           Excludes non-cash portion of Whole Unit Plan expense recorded in operating costs.

(2)           Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.

2009 Cash Flow from Operating Activities Sensitivity

Table 7 illustrates sensitivities to pre-hedged operating income items with operational changes and changes to the business environment and the resulting impact on cash flows from operating activities in total and per trust unit:

Table 7

		Impact on Annual Cash flow from operating activities (2)
Business Environment	Assumption	Change	$/Unit
Oil price (US$WTI/bbl) (1)	$60.00	$1.00	$0.04
Natural gas price (Cdn$AECO/mcf) (1)	$4.35	$0.10	$0.02
Cdn$/US$ exchange rate (3)	1.15	$0.01	$0.03
Interest rate on debt	% 3.90%	1.0	$0.02
Operational
Liquids production volume (bbl/d)	31,500%	1.0	$0.02
Gas production volumes (mmcf/d)	189.0%	1.0	$0.01
Operating expenses per boe	$10.70%	1.0	$0.01
Cash G&A and LTIP expenses per boe	$2.30%	10.0	$0.02

(1)	Analysis does not include the effect of hedging contracts.
(2)	Assumes constant working capital.
(3)

Includes impact of foreign exchange on crude oil prices which are presented in U.S. dollars.  This amount does not include a foreign exchange impact relating to natural gas prices as they are presented in Canadian dollars in this sensitivity.

Production

Production volumes averaged 63,969 boe per day in the second quarter of 2009 compared to 63,896 boe per day in the same period of 2008 as detailed in Table 8. In the second quarter of 2009, the Trust posted higher than anticipated volumes in the Dawson area, due to the delay of a planned gas plant turnaround, and, at Ante Creek and Goodlands due to strong production volumes from horizontal wells drilled during this past winter, allowing total production to exceed budget through the first part of the turnaround season.

Table 8

	Three Months Ended June 30			Six Months Ended June 30
Production	2009	2008	% Change	2009	2008	% Change
Light & medium crude oil (bbl/d)	25,901	26,288	(1)	26,805	27,003	(1)
Heavy oil (bbl/d)	1,016	1,253	(19)	1,051	1,299	(19)
Natural gas (mmcf/d)	200.2	194.7	3	197.0	199.5	(1)
NGL (bbl/d)	3,679	3,906	(6)	3,721	3,882	(4)
Total production (boe/d) (1)	63,969	63,896	—	64,418	65,436	(2)
% Natural gas production	52	51		51	51
% Crude oil and liquids production	48	49		49	49

(1)           Reported production for a period may include minor adjustments from previous production periods.

Light and medium crude oil production decreased marginally to 25,901 boe per day compared to 26,288 boe per day in 2008, while heavy oil production declined by 237 boe per day. When compared to the first quarter of 2009, the total crude oil production in the second quarter of 2009 decreased by seven per cent. This is a result of scheduled facility turnarounds completed in the quarter. Natural gas production was 200.2 mmcf per day in the second quarter of 2009, an increase of three per cent from the 194.7 mmcf per day produced in the second quarter of 2008, due primarily to the increased production from the Dawson area.

The Trust’s objective is to maintain annual production through the drilling of wells and other development activities. In fulfilling this objective, there may be fluctuations in production depending on the timing of new wells coming on-stream. During the second quarter of 2009, the Trust drilled nine gross wells (nine net wells) on operated properties; one gross oil well, and eight gross natural gas wells with a 100 per cent success rate. Of the wells drilled during the second quarter, two gas wells were completed.  A total of nine operated wells were brought on production during the second quarter, all of which were drilled earlier in the year.

The Trust expects that 2009 full year production will average approximately 63,000 to 64,000 boe per day and that 122 gross wells (101 net wells) will be drilled by ARC on operated properties with participation in an additional 54 gross wells to be drilled on the Trust’s non-operated properties. The Trust estimates that the revised 2009 drilling program will add sufficient production from new wells to offset the majority of production declines on existing properties, however, overall production is expected to decrease by 1,000 to 2,000 boe per day relative to 2008 production levels. The planned capital expenditures are being continuously monitored in the context of the current economic environment and will be revised as required.

Table 9 summarizes the Trust’s production by core area:

Table 9

	Three Months Ended June 30, 2009				Three Months Ended June 30, 2008
Production	Total	Oil	Gas	NGL	Total	Oil	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Central AB	6,918	1,084	28.4	1,101	7,450	1,376	29.2	1,203
N.E. BC & N.W. AB	14,477	708	78.3	718	12,395	832	65.7	622
Northern AB	8,981	3,976	25.2	801	10,086	4,574	27.2	985
Pembina & Redwater	13,214	9,181	18.7	919	12,822	8,883	18.4	873
S.E. AB & S.W. Sask.	9,026	1,001	48.1	12	9,811	1,011	52.7	11
S.E. Sask. & MB	11,353	10,967	1.5	128	11,332	10,865	1.5	212
Total	63,969	26,917	200.2	3,679	63,896	27,541	194.7	3,906

(1)	Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, MB is Manitoba, N.E. is northeast, N.W. is northwest, S.E. is southeast and S.W. is southwest.

Table 9a summarizes the Trust’s production by core area for the first half of 2009:

Table 9a

	Six Months Ended June 30, 2009				Six Months Ended June 30, 2008
Production	Total	Oil	Gas	NGL	Total	Oil	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Central AB	7,023	1,236	28.1	1,108	7,610	1,418	29.8	1,234
N.E. BC & N.W. AB	14,050	731	75.8	674	12,619	842	66.8	624
Northern AB	9,235	4,163	25.3	853	10,359	4,814	27.7	930
Pembina & Redwater	13,504	9,413	18.9	946	13,410	9,172	20.0	906
S.E. AB & S.W. Sask.	8,909	998	47.4	13	9,926	998	53.5	13
S.E. Sask. & MB	11,697	11,315	1.5	127	11,512	11,058	1.7	175
Total	64,418	27,856	197.0	3,721	65,436	28,302	199.5	3,882

Revenue

Revenue decreased to $235.2 million in the second quarter of 2009, $276.8 million lower than 2008 revenues of $512 million.  While oil volumes were relatively unchanged year-over-year, the decrease in realized oil prices accounted for a $142.8 million decrease in revenues with only $7.1 million of the decrease attributable to lower volumes. Natural gas revenue decreased by $116.4 million, comprising a $118.3 million decrease due to lower prices realized in 2009 and a $1.9 million increase due to higher volumes produced in 2009.

A breakdown of revenue is outlined in Table 10:

Table 10

Revenue	Three Months Ended June 30			Six Months Ended June 30
($ millions)	2009	2008	% Change	2009	2008	% Change
Oil revenue	153.7	296.5	(48)	274.1	533.9	(49)
Natural gas revenue	68.0	184.4	(63)	158.6	329.3	(52)
NGL revenue	13.0	29.3	(56)	26.2	53.3	(51)
Total commodity revenue	234.7	510.2	(54)	458.9	916.5	(50)
Other revenue	0.5	1.8	(72)	1.5	3.4	(56)
Total revenue	235.2	512.0	(54)	460.4	919.9	(50)

Commodity Prices Prior to Hedging

Table 11

	Three Months Ended June 30			Six Months Ended June 30
	2009	2008	% Change	2009	2008	% Change
Average Benchmark Prices
AECO gas ($/mcf) (1)	3.66	9.35	(61)	4.64	8.24	(44)
WTI oil (US$/bbl) (2)	59.62	124.00	(52)	51.46	110.98	(54)
Cdn$ / US$ foreign exchange rate	1.16	1.01	(15)	1.20	1.01	(19)
WTI oil (Cdn$/bbl)	69.25	125.78	(45)	61.59	111.56	(45)
ARC Realized Prices Prior to Hedging
Oil ($/bbl)	62.74	118.32	(47)	54.36	103.63	(48)
Natural gas ($/mcf)	3.73	10.41	(64)	4.45	9.07	(51)
NGL ($/bbl)	38.89	82.29	(53)	38.88	75.46	(48)
Total commodity revenue before hedging ($/boe)	40.32	87.73	(54)	39.36	76.95	(49)
Other revenue ($/boe)	0.09	0.31	(71)	0.13	0.29	(55)
Total revenue before hedging ($/boe)	40.41	88.04	(54)	39.49	77.24	(49)

(1)           Represents the AECO monthly posting.

(2)           WTI represents West Texas Intermediate posting as denominated in US$.

Oil prices began to recover in the second quarter of 2009 with US$WTI prices averaging $59.62 as compared to $43.21 in the first quarter of 2009. Despite this recovery, prices in the second quarter of 2009 were down 52 per cent over the comparable period in 2008. This dramatic decrease was partially offset by the weakening of the Canadian dollar compared to the U.S. dollar; however, widening of the price differentials further eroded the Trust’s realized oil price. The Trust’s oil production consists predominantly of light and medium crude oil while heavy oil accounts for less than five per cent of the Trust’s crude oil production. The realized price for the Trust’s oil, before hedging, was $62.74 per boe, a 47 per cent reduction over the second quarter 2008 realized price of $118.32 per boe.

Natural gas prices declined considerably in the second quarter of 2009. Alberta AECO Hub natural gas prices, which are commonly used as an industry reference, averaged $3.66 per mcf in the second quarter of 2009 compared to $9.35 per mcf in the same period of 2008. ARC’s realized gas price, before hedging, decreased by 64 per cent to $3.73 per mcf compared to $10.41 per mcf in the second quarter of 2008. ARC’s realized gas price is based on prices received at the various markets in which the Trust sells its natural gas. ARC’s natural gas sales portfolio consists of gas sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators. Natural gas prices have continued to soften in the third quarter of 2009 with posted prices in the month of July registering under $3 per mcf. Management does not expect natural gas prices to improve in the near term as a result of continuing record storage volumes and concern over the state of the North American economy. Unitholders should expect further deterioration in natural gas revenue in the third quarter with possible recovery beginning in the fourth quarter.

Prior to hedging activities, ARC’s total realized commodity price was $40.32 per boe in the second quarter of 2009, a 54 per cent decrease from the $87.73 per boe received prior to hedging in the second quarter of 2008.

Risk Management and Hedging Activities

ARC maintains an ongoing risk management program to reduce the volatility of revenues in order to increase the certainty of distributions, protect acquisition economics, and fund capital expenditures.

Gain or loss on risk management contracts comprise realized and unrealized gains or losses on risk management contracts that do not meet the accounting definition requirements of an effective hedge, even though the Trust considers all risk management contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate category in the statement of income.

In the second quarter of 2008, the Trust recorded significant realized and unrealized losses on risk management contracts as commodity prices, and in particular oil prices, rose to record highs generating a total unrealized loss of $142.8 million and a cash realized loss of $44.7 million. With the decrease in commodity prices that occurred in the later part of 2008 and the first half of 2009, the unrealized losses recorded at this time last year have not materialized.

Lower natural gas prices in the second quarter of 2009 resulted in realized cash gains of $2.7 million on natural gas risk management contracts as the Trust’s contracted prices were higher than market prices during the quarter. Realized cash losses of $5 million were recorded on the Trust’s crude oil risk management contracts as a result of premiums paid during the second quarter of 2009 and small losses recorded on the Trust’s fixed price swap contract during the month of June where the market oil price rose above the contracted price.

ARC’s second quarter 2009 results include an unrealized total mark-to-market loss of $0.6 million with a net unrealized mark-to-market loss position of $3.8 million as at June 30, 2009. The net loss position is mostly attributed to losses on the Trust’s power and crude oil contracts and offset by gains on the Trust’s natural gas contracts. The mark-to-market values represent the market price to buy-out the Trust’s contracts as of June 30, 2009 and may differ from what will eventually be realized.

Table 12 summarizes the total gain (loss) on risk management contracts for the second quarter of 2009 as compared to the same period in 2008:

Table 12

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power(3)	Interest	Q2 2009 Total	Q2 2008 Total
Realized cash (loss) gain on contracts (1)	(5.0)	2.7	0.8	(0.4)	0.0	(1.9)	(44.7)
Unrealized (loss) gain on contracts (2)	(4.4)	3.1	0.0	0.7	0.0	(0.6)	(142.8)
Total (loss) gain on risk management contracts	(9.4)	5.8	0.8	0.3	0.0	(2.5)	(187.5)

(1)	Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
(2)	The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.
(3)

Amounts presented in Table 12 exclude a $0.9 million realized loss and an unrealized loss of $0.2 million for the Trust’s power contracts that have been designated as effective hedges for accounting purposes. Realized gains and losses on these contracts are recorded in operating costs and unrealized gains and losses are recorded in the Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income.

Table 12a summarizes the total gain (loss) on risk management contracts for the first half of 2009 as compared to the same period in 2008:

Table 12a

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power(3)	Interest	YTD 2009 Total	YTD 2008 Total
Realized cash (loss) gain on contracts (1)	(6.9)	16.2	0.8	(0.5)	4.8	14.4	(74.2)
Unrealized (loss) gain on contracts (2)	(4.8)	6.5	0.0	(3.5)	(5.4)	(7.2)	(161.5)
Total (loss) gain on risk management contracts	(11.7)	22.7	0.8	(4.0)	(0.6)	7.2	(235.7)

(1)	Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
(2)	The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.
(3)

Amounts presented in Table 12a exclude a $0.8 million realized loss and an unrealized loss of $3.2 million for the Trust’s power contracts that have been designated as effective hedges for accounting purposes. Realized gains and losses on these contracts are recorded in operating costs and unrealized gains and losses are recorded in the Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income.

The Trust currently limits the amount of forecast production that can be hedged to a maximum 50 per cent with the remaining 50 per cent of production being sold at market prices. The following table is an indicative summary of the Trust’s positions for crude oil and natural gas as at June 30, 2009.

Table 13

Hedge Positions
As at June 30, 2009 (1)(2)

	Q3 2009		Q4 2009		Q1 2010(3)		Q2-Q4 2010(3)
Crude Oil	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day
Sold Call	75.00	3,000	80.75	4,000	93.00	1,000
							No contracts in place
Bought Put	64.52	5,500	66.99	6,500	75.56	1,000
Sold Put	46.50	2,500	46.50	2,500	N/A	—

Natural Gas	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day
Sold Call	5.48	80,000	5.83	60,109	6.80	5,000	6.80	5,000
Bought Put	4.73	80,000	5.05	60,109	6.80	5,000	6.80	5,000
Sold Put	4.50	20,000	4.50	20,000	N/A	—	N/A	—

(1)

The prices and volumes noted above represents averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. The natural gas price shown translates all NYMEX positions to an AECO equivalent price.

(2)

In addition to positions shown here, ARC has entered into additional basis positions until October 2012, an energy equivalent swap until December 31, 2009, as well as a fixed price swap for crude oil for the month of April 2009. Please refer to note 9 in the Notes to the Consolidated Financial Statements for full details of the Trust’s risk management positions as of June 30, 2009.

(3)

The natural gas contract listed for 2010 is a fixed price swap starting in 2010 and ending in December 2013. During the quarter, the Trust took advantage of favorable forward curve pricing for natural gas and entered into a long-term contract for a small portion of future forecast production.

Table 13 should be interpreted as follows using the third quarter 2009 natural gas hedges as an example. To accurately analyze the Trust’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading.

•                  If the market price is below $4.73, ARC will receive $4.73 less the difference between $4.50 and the market price on 20,000 GJ per day. For example if the market price is $4.45, the Trust will receive $4.68 on 20,000 GJ per day.

•                  If the market price is between $4.50 and $4.73, ARC will receive $4.73 on 80,000 GJ per day.

•                  If the market price is between $4.73 and $5.48, ARC will receive the market price on 80,000 GJ per day.

•                  If the market price exceeds $5.48, ARC will receive $5.48 on 80,000 GJ per day.

Operating Netbacks

The Trust’s operating netback, before realized hedging gains and losses, decreased 61 per cent to $23.82 per boe in the second quarter of 2009 compared to $60.75 per boe in the same period of 2008. The decrease in netbacks is due most significantly to the reduced commodity prices in the period as well as higher operating costs and transportation costs and was partially offset by lower royalties corresponding to the lower commodity prices.

The Trust’s second quarter 2009 netback, after realized hedging gains and losses, was $23.36 per boe, a 56 per cent decrease from the same period in 2008. The 2009 netback includes net losses recorded on the Trust’s crude oil and natural gas contracts during the quarter of $0.46 per boe compared to a net loss of $7.67 per boe recorded for the same period in 2008.

The components of operating netbacks are summarized in Table 14 and 14a:

Table 14

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Gas ($/mcf)	NGL ($/bbl)	Q2 2009 Total ($/boe)	Q2 2008 Total ($/boe)
Weighted average sales price	62.92	57.96	3.73	38.89	40.32	87.73
Other revenue	—	—	—	—	0.09	0.31
Total revenue	62.92	57.96	3.73	38.89	40.41	88.04
Royalties	(8.65)	(3.59)	(0.17)	(10.86)	(4.72)	(15.79)
Transportation	(0.14)	(1.29)	(0.25)	—	(0.85)	(0.79)
Operating costs (1)	(13.20)	(12.65)	(1.52)	(7.75)	(11.02)	(10.71)
Netback prior to hedging	40.93	40.43	1.79	20.28	23.82	60.75
Realized gain (loss) on risk management contracts	(2.11)	—	0.15	—	(0.46)	(7.67)
Netback after hedging	38.82	40.43	1.94	20.28	23.36	53.08

Table 14a

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Gas ($/mcf)	NGL ($/bbl)	YTD 2009 Total ($/boe)	YTD 2008 Total ($/boe)
Weighted average sales price	54.61	47.76	4.45	38.88	39.36	76.95
Other revenue	—	—	—	—	0.13	0.29
Total revenue	54.61	47.76	4.45	38.88	39.49	77.24
Royalties	(7.78)	(3.15)	(0.50)	(12.17)	(5.53)	(13.77)
Transportation	(0.16)	(1.40)	(0.27)	—	(0.90)	(0.76)
Operating costs (1)	(12.96)	(14.31)	(1.41)	(7.83)	(10.57)	(10.11)
Netback prior to hedging	33.71	28.90	2.27	18.88	22.49	52.60
Realized gain (loss) on risk management contracts (2)	(1.42)	—	0.46	—	0.76	(6.23)
Netback after hedging	32.29	28.90	2.73	18.88	23.25	46.37

(1)

Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.

(2)	Realized loss on risk management contracts excludes the settlement amount for the treasury interest rate lock contracts that were unwound during the first quarter of 2008.

Royalties as a percentage of pre-hedged commodity revenue net of transportation decreased to 11.9 per cent ($4.72 per boe) in the second quarter of 2009 compared to 18.1 per cent ($15.79 per boe) in 2008. Royalties for the first half of 2009 decreased to 14.3 per cent ($5.53 per boe) as compared to 18 per cent ($13.77) for the same period of 2008. During the second quarter of 2009, the Trust recorded a credit of $2.6 million related to natural gas royalties in British Columbia. The adjustment relates to prior periods for additional operating cost deductions that are applied in the determination of royalties in the province. The Alberta Government’s New Royalty Framework (“Framework” or “NRF”) took effect January 1, 2009 and provides for lower royalty payments during times of low commodity prices and significantly higher royalty payments when commodity prices are high. The 2009 royalty rate is in line with Management’s expectations due to the low commodity price environment. The Trust continues to evaluate the amendments to the new royalty framework in order to determine the optimal elections that should be made by the Trust. See Alberta Government New Royalty Framework for additional discussion.

Operating costs increased to $11.02 per boe compared to $10.71 per boe in the second quarter of 2008. Total operating costs increased $1.9 million, or three per cent in the second quarter of 2009 in part due to the large number of maintenance turnarounds on operated properties throughout the second quarter of 2009. The Trust completed 37 turnarounds with minimal production downtime. There is a high fixed operating cost component for the Trust’s properties resulting in a trend of increased operating costs on a per boe basis as production declines over time. The Trust estimates that full year 2009 operating costs will be approximately $245 million or approximately $10.70 per boe based on annual production of between 63,000 and 64,000 boe per day. This includes a six per cent increase for costs associated with the increase in total operated wells in 2009 as compared to 2008.

Alberta Government New Royalty Framework

The Alberta Crown Royalty Framework was legislated in November 2008 and took effect on January 1, 2009 with the following elements:

•	Increased royalty rates on conventional and non-conventional oil and natural gas production in Alberta whereby royalty rates may increase to a maximum rate of 50 per cent;

•

Sliding scale royalty calculations based on a broader range of commodity prices whereby conventional oil and natural gas royalty rates may increase up to maximum prices of approximately Cdn$120 per barrel and Cdn$16 per GJ, respectively;

•

The elimination of royalty incentive and royalty holiday programs with the exception of specific programs relating to deep oil and natural gas drilling programs, innovative technology and enhanced recovery programs.

Subsequent to legislation of the NRF, the Alberta Government introduced the Transitional Royalty Plan (“TRP”) which offers reduced royalty rates for new wells drilled on or after November 19, 2008 through December 31, 2013 that meet certain depth criteria. The TRP is in place for a maximum period of five years to December 31, 2013; all wells will convert to the NRF on January 1, 2014. The TRP is an “elective plan” whereby an election must be filed on an individual well basis to qualify for the TRP.

On March 3, 2009, the Alberta Government announced the Energy Incentive Program (“EIP”) in response to the decrease in energy related development activity in the province. The EIP was further revised on June 25, 2009. The incentive program will work in tandem with the NRF and the TRP and includes the following key elements:

•

Drilling Royalty Credit — producers will receive a drilling credit for new wells drilled between April 1, 2009 and March 31, 2011. The drilling credit is based on a $200 per meter credit on total meters drilled, however the maximum drilling credit is limited to 10 per cent of total Alberta Crown Royalties paid for companies producing greater than 25,000 boe per day in Alberta. The drilling credit will be recorded as a reduction of capital expenditures rather than a reduction of royalty expense.

•

New Well Incentive Program — new production brought on-stream between April 1, 2009 and March 31, 2011 will qualify for a five per cent Alberta Crown Royalty rate for a period of 12 months subject to volume caps of 50,000 barrels of crown oil production and 150 Mmcf of crown natural gas production.

Approximately 65 per cent of the Trust’s production is in Alberta; consequently, the Framework including the TRP and EIP will have a significant impact on the Trust’s Alberta and corporate royalty rates. The Trust has completed an assessment of the Framework and has estimated that the Trust’s average corporate royalty rate will change from approximately 18 per cent of revenue in 2008 to between 15 and 25 per cent of revenue in 2009 depending upon commodity prices as illustrated in Table 15 and the value of incentives realized in 2009. As at June 30, 2009, no amounts have been recorded in the Trust’s second quarter financial statements for the EIP as the final rules had not been finalized by the Alberta Government.

Table 15

2009 Estimated Royalty Rates — New Royalty Framework

Edmonton posted oil (Cdn$/bbl) (1)	$40	$60	$80	$100
AECO natural gas (Cdn$/GJ) (1)	$4	$6	$8	$10

Alberta royalty rate prior to NRF (2)	17.5%	17.5%	17.5%	17.5%
NRF Alberta royalty rate before incentives (3)	11.8%	18.0%	23.8%	29.0%
NRF Alberta royalty after estimated incentives (3) (4)	11.6%	17.7%	23.4%	28.4%
Per cent increase (decrease) - Alberta royalty rate	(34)%	1%	34%	62%
Corporate royalty rate prior to NRF (2)	18.0%	18.0%	18.0%	18.0%
NRF corporate royalty rate before incentives (3)	15.0%	18.9%	22.6%	25.8%
NRF corporate royalty rate after estimated incentives (3) (4)	14.9%	18.7%	22.3%	25.5%
Per cent increase (decrease) - Corporate royalty rate	(17)%	4%	24%	42%
Increase (decrease) in annual Corporate royalties ($millions)	$(23.0)	$7.9	$63.2	$137.4
Increase (decrease) annual cash flow per unit	$0.10	$(0.03)	$(0.27)	$(0.58)

(1)	Canadian dollar denominated prices before quality differentials.
(2)

Under the previous Alberta Crown Royalty regime, Alberta and Corporate royalty rates were consistent across all price scenarios as price ceilings were exceeded whereby royalty rates changed only marginally across the price scenarios presented.

(3)	Estimated royalty rates include Crown, Freehold and Gross Overriding royalties for all jurisdictions in which the Trust operates.
(4)

Assuming all wells drilled on Alberta Crown lands on or after April 1, 2009 will qualify for the five per cent new well incentive rate and the drilling royalty credit program. The drilling credit amount has not been reflected as a reduction of royalty expense as this amount will be reflected as a reduction of capital expenditures.

General and Administrative (“G&A”) Expenses and Trust Unit Incentive Compensation

G&A net of overhead recoveries on operated properties increased four per cent to $10.2 million in the second quarter of 2009 from $9.8 million in 2008. The modest increase in G&A expenses was due to a decrease in operating recoveries of $0.4 million.

The Trust did not make any payments under the Whole Trust Unit Incentive Plan (“Whole Unit Plan”) in the second quarter of 2009 due to a change in the plan whereby the first half 2009 cash payment of $7.6 million was recorded in the first quarter of 2009. In 2008, $18.3 million in cash payments were made under the Whole Unit Plan in the second quarter. For the first six month period in 2009, cash G&A expenses including the Whole Unit Plan payments decreased by 22 per cent from $33.5 million in 2008 to $26.2 million in 2009. The next cash payment under the Whole Unit Plan is scheduled to occur in September 2009.

Table 16 is a breakdown of G&A and trust unit incentive compensation expense under the Whole Unit Plan:

Table 16

G&A and Trust Unit Incentive Compensation Expense	Three Months Ended June 30			Six Months Ended June 30
($ millions except per boe)	2009	2008	% Change	2009	2008	% Change
G&A expenses	13.8	13.8	—	28.6	27.0	6
Operating recoveries	(3.6)	(4.0)	(10)	(8.0)	(7.9)	1
Cash G&A expenses before Whole Unit Plan	10.2	9.8	4	20.6	19.1	8
Cash Expense – Whole Unit Plan	—	14.4	(100)	5.6	14.4	(61)
Cash G&A expenses including Whole Unit Plan	10.2	24.2	(58)	26.2	33.5	(22)
Accrued compensation - Whole Unit Plan	7.3	(1.7)	529	(3.6)	10.2	(135)
Total G&A and trust unit incentive compensation expense	17.5	22.5	(23)	22.6	43.7	(48)
Total G&A and trust unit incentive compensation expense per boe	2.99	3.88	(23)	1.94	3.67	(47)

A non-cash trust unit incentive compensation expense (“non-cash compensation expense”) of $7.3 million ($1.24 per boe) was recorded in the second quarter of 2009 compared to a recovery of $1.7 million ($0.29 per boe) in 2008. The expense in 2009 relates to the estimated costs of the plan to June 30, 2009 and an increase in the liability for the units outstanding at June 30, 2009 due to the increase in the trust unit price relative to the closing price of the trust units at March 31, 2009. The 2008 non-cash amount relates to a reversal of the accrual for the cash payment made in the second quarter.

Whole Unit Plan

The Whole Unit Plan results in each employee, officer and director (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying trust units. The Whole Unit Plan consists of Restricted Trust Units (“RTUs”) for which the number of units is fixed and will vest over a period of three years and Performance Trust Units (“PTUs”) for which the number of units is variable and will vest at the end of three years.

Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTUs is dependent upon the performance of the Trust compared to its peers and indicated by the performance multiplier. The performance multiplier is based on the percentile rank of the Trust’s total unitholder return compared to its peers. Total return is calculated as the sum of the change in the market price of the trust units in the period plus the amount of distributions in the period. The performance multiplier ranges from zero, if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.

Table 17 shows the changes to the Whole Unit Plan during the first six months of 2009 along with the estimated value upon vesting of the plan at June 30, 2009:

Table 17

Whole Unit Plan (units in thousands and $ millions except per unit)	Number of RTUs	Number of PTUs	Total RTUs and PTUs
Balance, beginning of period	756	959	1,715
Granted in the period	412	379	791
Vested in the period	(180)	(154)	(334)
Forfeited in the period	(34)	(17)	(51)
Balance, end of period (1)	954	1,167	2,121
Estimated distributions to vesting date (2)	195	325	520
Estimated units upon vesting after distributions	1,149	1,492	2,641
Performance multiplier (3)	—	1.5	—
Estimated total units upon vesting	1,149	2,169	3,318
Trust unit price at June 30, 2009	17.81	17.81	17.81
Estimated total value upon vesting ($ millions)	20.5	38.6	59.1

(1)	Based on underlying units before performance multiplier and accrued distributions.
(2)	Represents estimated additional units to be issued equivalent to estimated distributions accruing to vesting date.
(3)

The performance multiplier only applies to PTUs and was estimated to be 1.5 at June 30, 2009 based on an average calculation of all outstanding grants. The performance multiplier is assessed each period end based on actual results of the Trust relative to its peers except during the first year of each grant where a performance multiplier of 1.0 is used.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the trust unit price, the number of PTUs to be issued on vesting, and distributions. In periods where substantial trust unit price fluctuation occurs, the Trust’s G&A expense is subject to significant volatility.

Table 18 is a summary of the range of future expected payments under the Whole Unit Plan based on variability of the performance multiplier and units outstanding as at June 30, 2009:

Table 18

Value of Whole Unit Plan as at June 30, 2009	Performance multiplier
(units thousands and $ millions except per unit)	—	1.0	2.0
Estimated trust units to vest
RTUs	1,149	1,149	1,149
PTUs	—	1,492	2,984
Total units (1)	1,149	2,641	4,133
Trust unit price (2)	17.81	17.81	17.81
Trust unit distributions per month (2)	0.10	0.10	0.10
Value of Whole Unit Plan upon vesting (3)	20.5	47.0	73.6
2009	3.7	6.3	8.9
2010	8.2	16.1	24.0
2011	5.6	13.4	21.2
2012	3.0	11.2	19.5

(1)	Includes additional estimated units to be issued for accrued distributions to vesting date.
(2)

Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumes a future trust unit price of $17.81 and $0.10 per trust unit distributions based on the unit price and distribution levels in place at June 30, 2009.

(3)

Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on vesting dates in March and September of each year and at that time is reflected as a reduction of cash flow from operating activities.

Due to the variability in the future payments under the plan, the Trust estimates that between $20.5 million and $73.6 million will be paid out from 2009 through 2012 based on the current trust unit price, distribution levels and the Trust’s market performance relative to its peers.

Interest and financing charges

Interest and financing charges decreased to $7.6 million in the second quarter of 2009 from $8.3 million in 2008 due to a decrease in short-term interest rates. As at June 30, 2009, the Trust had $707.3 million of long-term debt outstanding, of which $382.5 million was fixed at a weighted average rate of six per cent and $324.8 million, including the working capital facility, was floating at current market rates plus a credit spread of 60 basis points. Sixty-three per cent (US $385.1 million) of the Trust’s debt is denominated in U.S. dollars.

Foreign Exchange Gains and Losses

The Trust recorded a gain of $40 million in the second quarter of 2009 on foreign exchange transactions compared to a gain of $3.1 million in 2008. These amounts include both realized and unrealized foreign exchange gains and losses.

Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements. The 2009 realized foreign exchange loss of $0.3 million relates to interest payments and hedging settlements in the quarter.

Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain or loss impacts net income but does not impact cash flow from operating activities as it is a non-cash amount. From March 31, 2009 to June 30, 2009, the Cdn$/US$ exchange rate decreased from 1.26 to 1.16 resulting in an unrealized gain of $39.7 million on U.S. dollar denominated debt.

Taxes

In the second quarter of 2009, a future income tax recovery of $13 million was included in income compared to a recovery of $31.1 million in the second quarter of 2008. The large recovery in 2008 was attributable to the future tax recovery recorded on the unrealized risk management contract losses recorded during the same period.

The corporate income tax rate applicable to 2009 is 29 per cent; however the Trust and its subsidiaries did not pay any material cash income taxes for the second quarter of 2009. Due to the Trust’s structure, currently, both income tax and future tax liabilities are passed on to the unitholders by means of royalty payments made between ARC Resources and the Trust.

Management and the Board of Directors continue to review the impact of the SIFT rules on our business strategy. At this time Management is of the opinion that the conversion from a trust to a corporation is the most logical and tax efficient alternative for ARC unitholders. With this in mind, Management has begun the process of detailing the steps required to convert to a corporation and is working with tax advisors to further define the process.

A conversion to a corporation will require approval of ARC’s unitholders, as well as customary court and regulatory approvals. The Trust currently anticipates that the closing of a conversion would occur on or before December 31, 2010.  This would require a unitholder meeting to be scheduled for early to mid-December 2010. To be implemented, a conversion must be approved by not less than two-thirds of the votes cast by unitholders voting at the meeting.  The intention would be for a conversion to be tax deferred for Canadian and U.S. income tax purposes.

For Canadian GAAP, Management anticipates that the conversion would be accounted for on a continuity of interests basis. Under the continuity of interests method of accounting, the corporation would be recognized as the successor entity to the Trust and the Consolidated Financial Statements would reflect financial position, results of operations and cash flows as if the corporation had always carried on the business formerly carried on by the Trust. Certain terms such as shareholder, unitholder, dividend, and distribution would be used interchangeably throughout the Consolidated Financial Statements.

The corporation would expect to allocate its cash flow among funding a portion of capital expenditures, periodic debt repayments, site reclamation expenditures, and dividends, or distributions.  Current taxes payable by ARC after converting to a corporation will be subject to normal corporate tax rates. Taxable income as a corporation will vary depending on total income and expenses and vary with changes to commodity prices, costs, claims for both accumulated tax pools and tax pools associated with current year expenditures.  As ARC has accumulated $2.2 billion of income tax pools, taxable income will be reduced or potentially eliminated for the initial period post conversion.  The $2.2 billion of income tax pools (detailed in Table 19) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.

Table 19

Tax Pool type	Cdn $ millions at June 30, 2009	Annual deductibility
Canadian Oil and Gas Property Expense	989.2	10% declining balance
Canadian Development Expense	376.2	30% declining balance
Canadian Exploration Expense	93.2	100%
Un-depreciated Capital Cost	396.6	Primarily 25% declining balance
Non-Capital Losses	132.5	100%
Research and Experimental Credits	0.8	100%
Other	17.5	Various rates, 7% declining balance to 20%
Total Federal Tax Pools	2,006.0
Additional Alberta Tax Pools	155.5	Various rates, 25% declining balance to100%
Total Federal and Provincial Pools	2,161.5

Returns to shareholders post conversion will be impacted by the reduction of cash flow required to pay current income taxes, if any. Over the longer term, we would expect Canadian investors who hold their trust units in a taxable account will be relatively indifferent on an after tax basis as to whether ARC is structured as a corporation or as a trust in 2011. However, Canadian tax deferred investors (those holding their trust units in a tax deferred vehicle such as an RRSP, RRIF or pension plan) and foreign investors will realize a lower after tax return on distributions in 2011 due to the introduction of the SIFT Tax should ARC stay as a trust, and their inability to claim the dividend tax credit if ARC converts to a corporation.

If a conversion from the trust structure to a corporation is approved by the unitholders, the income tax payable by unitholders will vary and each unitholder should consult their own tax advisor for details on the direct impact to themselves.

Depletion, Depreciation and Accretion of Asset Retirement Obligation

The depletion, depreciation and accretion (“DD&A”) rate increased to $16.89 per boe in the second quarter of 2009 from $15.98 per boe in the second quarter of 2008. The Trust posted a large increase in proved reserves at year-end 2008; however, these reserves were offset by a significant increase in the future development costs required to convert proven undeveloped reserves to proven producing reserves.

A breakdown of the DD&A rate is summarized in Table 20:

Table 20

DD&A Rate	Three Months Ended June 30			Six Months Ended June 30
($ millions except per boe amounts)	2009	2008	% Change	2009	2008	% Change
Depletion of oil and gas assets (1)	94.9	90.7	5	190.0	185.4	2
Accretion of asset retirement obligation (2)	2.3	2.3	—	4.6	4.6	—
Total DD&A	97.2	93.0	5	194.6	190.0	2
DD&A rate per boe	16.89	15.98	6	16.69	15.95	5

(1)	Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment balance and is being depleted over the life of the reserves.
(2)	Represents the accretion expense on the asset retirement obligation during the year.

Capital Expenditures and Net Acquisitions

Capital expenditures, excluding acquisitions and dispositions, totaled $48.9 million in the second quarter of 2009 compared to $131.3 million in the same period of 2008. This amount was incurred on drilling and completions, geological, geophysical and facilities expenditures.

Of the total amount spent in the second quarter, $29.1 million was spent on the Montney resource play while the remaining $19.8 million was spent on the remainder of the Trust’s conventional portfolio which has produced strong production results despite the reduced capital re-investment in 2009.

In addition to capital expenditures on development activities, the Trust completed small net property acquisitions of $2.2 million in the second quarter of 2009 most of which related to the acquisition of undeveloped land in the Dawson area.

For the remainder of 2009, the Trust expects to drill 32 gross wells on operated properties, complete all wells in inventory and start constructing the Dawson gas plant that is now expected to be operational by the end of the first quarter of 2010.  Total capital expenditures are forecast to be $350 million in 2009.

Subsequent to quarter end, the Trust completed a small property disposition of non-core assets in southeast Saskatchewan for proceeds of $33.5 million. This disposition will have no material impact on the forecast production volumes for the year.

A breakdown of capital expenditures and net acquisitions is shown in Table 21:

Table 21

Capital Expenditures	Three Months Ended June 30			Six Months Ended June 30
($ millions)	2009	2008	% Change	2009	2008	% Change
Geological and geophysical	5.0	16.4	(70)	7.8	21.9	(64)
Drilling and completions	18.6	32.6	(43)	87.1	97.0	(10)
Plant and facilities	23.6	24.1	(2)	48.7	35.7	36
Undeveloped land purchased at crown land sales	0.2	57.8	(99)	0.4	86.6	(99)
Other capital	1.5	0.4	275	2.1	1.4	50
Total capital expenditures before net acquisitions	48.9	131.3	(63)	146.1	242.6	(40)
Producing property acquisitions (1)	0.1	0.4	(75)	0.2	0.3	(33)
Undeveloped land property acquisitions	2.2	—	100	8.3	13.9	(40)
Producing property dispositions (1)	—	(0.1)	(100)	—	(0.1)	(100)
Undeveloped land property dispositions	—	—	—	—	(3.7)	(100)
Total capital expenditures and net acquisitions	51.2	131.6	(61)	154.6	253.0	(39)

(1)                                  Value is net of post-closing adjustments.

Approximately 90 per cent of the $48.9 million capital program in the second quarter of 2009 was financed with cash flow from operating activities and proceeds from the distribution re-investment plan (“DRIP”) compared to 100 per cent for the same period of 2008. Property acquisitions were financed through debt and working capital. On a year-to-date basis, the Trust has funded 73 per cent of the capital expenditures with cash flow from operating activities and proceeds from the DRIP as compared to 100 per cent for the first six months of 2008.

Table 22

Source of Funding of Capital Expenditures and Net Acquisitions

($ millions)

	Three Months Ended June 30, 2009			Three Months Ended June 30, 2008
	Capital Expenditures	Net Acquisitions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	48.9	2.3	51.2	131.3	0.3	131.6

Per cent funded by:
Cash flow from operating activities	55%	—	53%	96%	—	95%
Proceeds from Distribution re-investment plan (“DRIP”)	35%	—	33%	4%	100%	5%
Debt (1)	10%	100%	14%	—	—	—
	100%	100%	100%	100%	100%	100%

(1)

The Trust’s debt balance was reduced by $240 million with the net proceeds of the equity offering completed in the first quarter. These proceeds are intended to fund a portion of ARC’s expenditures in the Montney resource play.

Table 22a

Source of Funding of Capital Expenditures and Net Acquisitions

($ millions)

	Six Months Ended June 30, 2009			Six Months Ended June 30, 2008
	Capital Expenditures	Net Acquisitions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	146.1	8.5	154.6	242.6	10.4	253.0

Per cent funded by:
Cash flow from operating activities	49%	—	46%	85%	—	81%
Proceeds from Distribution re-investment plan (“DRIP”)	24%	—	23%	15%	100%	19%
Debt (1)	27%	100%	31%	—	—	—
	100%	100%	100%	100%	100%	100%

(1)

The Trust’s debt balance was reduced by $240 million with the net proceeds of the equity offering completed in the first quarter.  These proceeds are intended to fund a portion of ARC’s expenditures in the Montney resource play.

Asset Retirement Obligation and Reclamation Fund

At June 30, 2009, the Trust recorded an Asset Retirement Obligation (“ARO”) of $144.1 million ($141.5 million at December 31, 2008) for future abandonment and reclamation of the Trust’s properties.

Included in the June 30, 2009 ARO balance was a $0.9 million increase related to development activities and changes in estimates in the first half of 2009, $4.6 million for accretion expense in the period and a reduction of $2.9 million for actual abandonment expenditures incurred in the first half of 2009.

ARC’s reclamations funds held $28.9 million as at June 30, 2009. Under the terms of the Trust’s investment policy, reclamation fund investments and excess cash can only be invested in Canadian or U.S. Government securities, investment grade corporate bonds, or investment grade short-term money market securities.

Capitalization, Financial Resources and Liquidity

A breakdown of the Trust’s capital structure is outlined in Table 23, as at June 30, 2009 and December 31, 2008:

Table 23

Capital Structure and Liquidity ($ millions except per cent and ratio amounts)	June 30, 2009	December 31, 2008
Net debt obligations (1)	737.6	961.9
Market value of trust units and exchangeable shares (2)	4,222.8	4,405.9
Total capitalization (3)	4,960.4	5,367.8
Net debt as a percentage of total capitalization	14.9%	17.9%
Net debt to annualized YTD cash flow from operating activities	1.6	1.0

(1)

Net debt is a non-GAAP measure and therefore it may not be comparable with the calculation of similar measures for other entities. It is calculated as long-term debt plus current liabilities less the current assets as they appear on the Consolidated Balance Sheets. Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.

(2)

Calculated using the total trust units outstanding at June 30 and December 31 including the total number of trust units issuable for exchangeable shares at June 30 and December 31 multiplied by the closing trust unit price of $17.81 and $20.10 at June 30, 2009 and December 31, 2008, respectively.

(3)

Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

On April 14, 2009, the Trust announced the closing of a private placement of long-term debt in the form of senior secured notes totaling US$125 million at a blended average interest rate of 7.47 per cent. The notes were offered in three tranches, one tranche of US$67.5 million senior notes with a five year average life repayable in years 2012 through 2016 issued at an interest rate of 7.19 per cent. The second tranche of US$35 million senior notes with a 10 year average life repayable in years 2017 through 2021, issued at an interest rate of 8.21 per cent. The third tranche of Cdn$29 million senior notes was issued with a five year average life repayable in years 2012 through 2016, issued at an interest rate of 6.5 per cent.

At June 30, 2009, the Trust’s current credit facilities comprised Cdn$382.5 million in senior secured notes currently outstanding, a Cdn$800 million syndicated bank credit facility, of which Cdn$324.1 million was outstanding and a Cdn$25 million demand working capital facility, of which $0.7 million was outstanding.  The credit facility syndicate includes 11 domestic and international banks. The Trust’s debt agreements contain a number of covenants all of which were met as at June 30, 2009; these agreements are available at www.SEDAR.com.

In April 2009, ARC extended its uncommitted master shelf agreement from May 2009 to April 2012.  The extended agreement allows for an aggregate draw of up to US$225 million (Cdn$261.6 million) in long-term notes at a rate equal to the related U.S. treasuries corresponding to the term of the notes plus an appropriate credit risk adjustment at the time of issuance.

As at June 30, 2009, the Trust has approximately $648.4 million of unused credit available: $475.9 million under its credit facility, and $172.5 million available to draw long-term notes under the master shelf agreement.

As a result of the weakened global economic situation, the Trust along with all other oil and gas entities will have restricted access to capital and increased borrowing costs. Although the Trust’s business and asset base have not changed, the lending capacity of all financial institutions has been diminished and risk premiums have increased.

These issues will impact the Trust as it reviews financing alternatives for the 2009 capital program, assesses potential future acquisition opportunities and manages future cash flow decremented by lower commodity prices and higher borrowing costs. The Trust intends to finance its 2009 capital program with cash flow, existing credit facilities, proceeds from the DRIP, potential asset dispositions and new borrowings or equity if necessary. Beyond that, the Trust may need to access additional capital and/or curtail capital expenditure plans and will look to do so in the most cost effective manner possible.

Unitholders’ Equity

At June 30, 2009, there were 237.1 million trust units issued and issuable for exchangeable shares, an increase of 17.9 million trust units from December 31, 2008 due mostly to the issuance of 15.5 million trust units as part of an equity offering in February 2009.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the first half of 2009, the Trust raised proceeds of $35.6 million and issued 2.4 million trust units pursuant to the DRIP at an average price of $15.52 per unit.

Distributions

ARC declared distributions of $75 million ($0.32 per unit), representing 72 per cent of 2009 second quarter cash flow from operating activities compared to distributions of $144.7 million ($0.68 per unit) representing 53 per cent of cash flow from operating activities in the second quarter of 2008.

The following items may be deducted from cash flow from operating activities to arrive at distributions to unitholders:

•

The portion of capital expenditures that are funded with cash flow from operating activities. In the first half of 2009, the Trust withheld approximately 31 per cent of cash flow from operating activities to fund 49 per cent of the capital program excluding acquisitions. The remaining portion of capital expenditures was financed by proceeds from the DRIP program and debt.

•

An annual contribution to the reclamation funds, with $12 million scheduled to be contributed in 2009. The reclamation funds are segregated bank accounts or subsidiary trusts and the balances will be drawn on in future periods as the Trust incurs abandonment and reclamation costs over the life of its properties.

•

Debt principal repayments from time to time as determined by the board of directors. The Trust’s current debt level is well within the covenants specified in the debt agreements and, accordingly, there are no current mandatory requirements for repayment.

•

Income taxes that are not passed on to unitholders. The Trust has a liability for future income taxes due to the excess of book value over the tax basis of the assets of the Trust and its corporate subsidiaries. The

Trust currently, and up until January 1, 2011, may minimize or eliminate cash income taxes in corporate subsidiaries by maximizing deductions, however in future periods there may be cash income taxes if deductions are not sufficient to eliminate taxable income. Taxability of the Trust is currently passed on to unitholders in the form of taxable distributions whereby corporate income taxes are eliminated at the Trust level. The Trust taxation legislation, which will take effect in 2011, will result in taxes payable at the Trust level and therefore distributions to unitholders will decrease.

•

Working capital requirements as determined by the board of directors. Certain working capital amounts may be deducted from cash flow from operating activities, however such amounts would be minimal and the Trust does not anticipate any such deductions in the foreseeable future.

•

The Trust has certain obligations for future payments relative to employee long-term incentive compensation. Presently, the Trust estimates that $20.5 million to $73.6 million will be paid out pursuant to such commitments in 2009 through 2012 subject to vesting provisions and future performance of the Trust. These amounts will reduce cash flow from operating activities and may in turn reduce distributions in future periods.

Cash flow from operating activities and distributions in total and per unit are summarized in Table 24 and Table 24a:

Table 24

Cash flow from operating activities	Three Months Ended June 30			Three Months Ended June 30
and distributions	2009	2008	% Change	2009	2008	% Change
	($ millions)			($ per unit)
Cash flow from operating activities	104.3	273.4	(62)	0.44	1.27	(65)
Net reclamation fund withdrawals (contributions) (1)	(2.3)	(3.3)	(30)	(0.01)	(0.02)	(50)
Capital expenditures funded with cash flow from operating activities	(27.0)	(125.4)	(78)	(0.11)	(0.58)	(81)
Other (2)	—	—	—	—	0.01	(100)
Distributions	75.0	144.7	(48)	0.32	0.68	(53)

Table 24a

Cash flow from operating activities	Six Months Ended June 30			Six Months Ended June 30
and distributions	2009	2008	% Change	2009	2008	% Change
	($ millions)			($ per unit)
Cash flow from operating activities	228.6	483.4	(53)	0.98	2.25	(56)
Net reclamation fund withdrawals (contributions) (1)	(0.8)	(6.6)	(88)	—	(0.03)	(100)
Capital expenditures funded with cash flow from operating activities	(70.8)	(205.3)	(66)	(0.30)	(0.96)	(69)
Other (2)	—	—	—	—	0.02	(100)
Distributions	157.0	271.5	(42)	0.68	1.28	(47)

(1)	Includes interest income earned on the reclamation fund balances that is retained in the reclamation funds.
(2)

Other represents the difference due to distributions paid being based on actual trust units outstanding at each distribution date whereas per unit cash flow from operating activities, reclamation fund contributions and capital expenditures funded with cash flow from operated activities are based on weighted average outstanding trust units in the period.

The Trust continually assesses distribution levels, in light of commodity prices, capital expenditure programs and production volumes, to ensure that distributions are in line with the long-term strategy and objectives of the Trust as per the following guidelines:

•              To maintain a level of distributions that, in normal times, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months after factoring in the impact of current commodity prices on cash flows.  The Trust’s objective is to normalize the effect of volatility of commodity prices rather than to pass on that volatility to unitholders in the form of fluctuating monthly distributions.

•              To ensure that the Trust’s financial flexibility is maintained by a review of the Trust’s debt to equity and debt to cash flow from operating activities levels. The use of cash flow from operating activities and proceeds from equity offerings to fund capital development activities reduces the requirements of the Trust to use debt to finance these expenditures. In the first half of 2009 the Trust funded 49 per cent of capital development activities with a portion of cash flow from operating activities. Distributions and the actual amount of cash flows withheld to fund the Trust’s capital expenditure program is dependent on the commodity price environment and is subject to the approval and discretion of the Board of Directors.

The actual amount of future monthly distributions is proposed by Management and is subject to the approval and discretion of the Board of Directors. The Board reviews future distributions in conjunction with their review of quarterly financial and operating results.

Please refer to the Trust’s website at www.arcenergytrust.com for details of the monthly distribution amounts and distribution dates for 2009.

Environmental Initiatives Impacting the Trust

On July 1, 2009, the British Columbia government increased the rates applicable to the consumer-based carbon tax as expected.  This increase in rates will increase the tax amount that the Trust is required to pay on all fuel used in the course of operations in that province, however, the total impact to the Trust is still expected to be less than $1 million per year.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and lease rental obligations and employee agreements. These obligations are of a recurring and consistent nature and impact the Trust’s cash flows in an ongoing manner. The Trust also has contractual obligations and commitments that are of a less routine nature as disclosed in Table 25.

Table 25

	Payments due by period
	1 year	2-3 years	4-5 years	Beyond 5 years	Total
Debt repayments (1)	19.1	413.8	118.1	156.3	707.3
Interest payments (2)	22.6	41.6	29.9	28.2	122.3
Reclamation fund contributions (3)	5.3	9.5	8.3	67.9	91.0
Purchase commitments	15.7	12.5	4.8	3.5	36.5
Transportation commitments (4)	2.2	19.2	27.2	9.2	57.8
Operating leases	6.3	9.5	14.7	78.2	108.7
Risk management contract premiums (5)	8.8	—	—	—	8.8
Total contractual obligations	80.0	506.1	203.0	343.3	1,132.4

(1)	Long-term and short-term debt, excluding interest.
(2)	Fixed interest payments on senior secured notes.
(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.
(4)	Fixed payments for transporting production from the Dawson gas plant, expected to be operational in early 2010.
(5)	Fixed premiums to be paid in future periods on certain commodity risk management contracts.

The above noted risk management contract premiums are part of the Trust’s commitments related to its risk management program and have been recorded at fair market value at June 30, 2009 on the balance sheet as part of risk management contracts. In addition to the premiums, the Trust has commitments related to its risk management program.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust’s 2009 capital budget has been approved by the Board at $350 million. This commitment has not been disclosed in the commitment table (Table 25) as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The 2009 capital budget of $350 million includes $11 million for leasehold development costs related to the Trust’s new office space in downtown Calgary. These costs will be incurred throughout 2009 with additional costs to be incurred in 2010.  The operating lease commitments for the new space begin in the first quarter of 2010 and are included in Table 25.

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust’s financial position or results of operations and therefore the commitment table (Table 25) does not include any commitments for outstanding litigation and claims.

The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table (Table 25) as it is of a routine nature and is part of normal course of operations.

Off Balance Sheet Arrangements

The Trust has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 25), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of June 30, 2009.

Critical Accounting Estimates

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust’s financial and operating results incorporate certain estimates including:

•                  estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•                  estimated capital expenditures on projects that are in progress;

•                  estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;

•                  estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

•                  estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

•                  estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust’s environmental, health and safety policies.

Internal Control over Financial Reporting

ARC is required to comply with National Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”, otherwise referred to as Canadian SOX (“C-Sox”). The certification of interim filings for the interim period ended June 30, 2009 requires that the Trust disclose in the interim MD&A any changes in the Trust’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect the Trust’s internal control over financial reporting. The Trust confirms that no such changes were made to the internal controls over financial reporting during the first six months of 2009.

Financial Reporting Update

Current Year Accounting Changes

Effective January 1, 2009, the Trust prospectively adopted Section 3064, Goodwill and Intangible Assets issued by the Canadian Institute of Chartered Accountants (“CICA”). Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition.   This new section has no current impact on the Trust or its Consolidated Financial Statements.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In April 2008, the CICA published the exposure draft “Adopting IFRS in Canada”. The exposure draft proposes to incorporate IFRS into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS.

The Trust has commenced the process to transition from current Canadian GAAP to IFRS.  Internal staff has been appointed to lead the conversion project along with sponsorship from the leadership team. Regular progress reporting to the audit committee of the Board of Directors on the status of the IFRS conversion has been implemented.

ARC’s project consists of three key phases:

•                  Scoping and diagnostic phase — this phase involves performing a high level impact analysis to identify areas that may be affected by the transition to IFRS. The results of this analysis are priority ranked according to complexity and the amount of time required to assess the impact changes in transitioning to IFRS.

•                  Impact analysis and evaluation phase — during this phase, items identified in the diagnostic are addressed according to the priority levels assigned to them.  This phase involves analysis of policy choices allowed under IFRS and their impact to the financial statements. In addition, certain potential differences are further investigated to assess whether there may be a broader impact to the Trust’s debt agreements, compensation arrangements or management reporting systems. The conclusion of the impact analysis and evaluation phase will require the audit committee of the Board of Directors to review and approve all accounting policy choices as proposed by Management.

•                  Implementation phase — involves implementation of all changes approved in the impact analysis phase and will include changes to information systems, business processes, modification of agreements and training of all staff who are impacted by the conversion.

The Trust has completed the scoping and diagnostic phase and expects to complete the impact analysis and evaluation phase during the fall of 2009.

In July 2009, the international accounting standards board issued amendments to IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”). IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas to the general requirement for full retrospective application of IFRS. The amendment issued in July provides the option to value the property plant and equipment (“PP&E”) assets at their deemed cost being the net book value assigned to these assets as at the date of transition, January 1, 2010. This amendment is permissible for entities, such as the Trust, who currently follow the full cost accounting guideline under Canadian GAAP that accumulates all oil and gas assets into one cost centre.  Under IFRS, the Trust’s PP&E assets must be divided into smaller cost centers. The net book value of the assets on the date of transition will be allocated to the new cost centers of the basis of the Trust’s reserve values at that point in time.  As this is one of the Trust’s largest differences from Canadian GAAP to IFRS, the Trust can now assess that this area will not create material changes to the Trust’s financial results upon transition.

Business Combinations

The CICA issued Handbook section 1582 “Business Combinations” which replaces the previous business combinations standard.  Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at the market price at acquisition date. Under the current standard, the purchase price used is based on the market price of shares for a reasonable period before and after the date the acquisition is agreed upon and announced.  In addition, the guidance generally requires all acquisition costs to be expensed.  Current standards allow for the capitalization of these costs as part of the purchase price. This new Section also addresses contingent liabilities, which will be required to be recognized at fair value on acquisition, and subsequently re-measured at each reporting period until settled. Currently, standards require only contingent liabilities that are payable to be recognized. The new guidance requires negative goodwill to be recognized in earnings rather than the current standard of deducting from non-currents assets in the purchase price allocation. This standard will be effective for the Trust on January 1, 2011, with prospective application.

Consolidated Financial Statements and Non-controlling Interest

The CICA issued Handbook Sections 1601 “Consolidated Financial Statements”, and 1602 “Non-controlling Interests”, which replaces existing guidance under Section 1600 “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of Consolidated Financial Statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in Consolidated Financial Statements subsequent to a business combination. These standards will be effective for the Trust for business combinations occurring on or after January 1, 2011.

Financial Instruments — Disclosures

The CICA issued amendments to Handbook Section 3862, Financial Instruments — Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards “IFRS”. The Trust will include these additional disclosures in its annual Consolidated Financial Statements for the year ending December 31, 2009.

Non-GAAP Measures

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as distributions as a per cent of cash flow from operating activities, operating netbacks (“netbacks”), total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit and production per unit, net asset value and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Trust. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends”, “strategy” and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: the volumes and estimated value of ARC’s oil and gas reserves; the life of ARC’s reserves; the volume and product mix of ARC’s oil and gas production; future oil and natural gas prices and ARC’s commodity risk management programs; the amount of future asset retirement obligations; future liquidity and financial capacity; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures, future tax treatment of income trusts and future taxes payable by ARC; and ARC’s tax pools.

The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC’s reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures; ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC’s products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC’s properties, increased debt levels or debt service requirements; inaccurate estimation of ARC’s oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC’s public disclosure documents (including, without limitation, those risks identified in this news release and in ARC’s Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Additional Information

Additional information relating to ARC can be found on SEDAR at www.sedar.com.

QUARTERLY HISTORICAL REVIEW

(Cdn $ millions, except per	2009		2008				2007
unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
FINANCIAL
Revenue before royalties	235.2	225.2	300.8	485.7	512.0	407.9	338.0	300.2
Per unit (1)	0.99	0.98	1.38	2.24	2.38	1.91	1.59	1.42
Cash flow from operating activities	104.3	124.3	209.4	251.4	273.4	209.9	173.7	179.6
Per unit – basic (1)	0.44	0.54	0.96	1.16	1.27	0.98	0.82	0.85
Per unit - diluted	0.44	0.54	0.96	1.16	1.27	0.98	0.82	0.85
Net income	66.1	22.3	82.7	311.7	57.3	81.3	106.3	120.8
Per unit – basic (2)	0.28	0.10	0.38	1.46	0.27	0.39	0.51	0.58
Per unit - diluted	0.28	0.10	0.38	1.46	0.27	0.39	0.51	0.58
Distributions	75.0	82.0	127.2	171.3	144.7	126.8	125.8	125.0
Per unit – basic (3)	0.32	0.36	0.59	0.80	0.68	0.60	0.60	0.60
Total assets	3,672.5	3,733.1	3,766.7	3,687.5	3,664.3	3,592.6	3,533.0	3,460.8
Total liabilities	1,323.1	1,392.1	1,624.6	1,530.8	1,689.6	1,560.4	1,491.3	1,421.4
Net debt outstanding (4)	737.6	781.5	961.9	773.2	756.1	770.1	752.7	699.8
Weighted average trust units (5)	236.6	228.9	218.3	216.6	215.2	213.8	212.5	210.9
Trust units outstanding and issuable (5)	237.1	236.0	219.2	217.4	215.8	214.7	213.2	211.7
CAPITAL EXPENDITURES
Geological and geophysical	5.0	2.8	3.7	1.3	16.4	5.5	3.0	2.9
Land	0.2	0.2	17.1	18.6	57.8	28.8	42.6	33.0
Drilling and completions	18.6	68.5	117.1	91.4	32.6	64.4	75.2	73.4
Plant and facilities	23.6	25.1	30.5	24.2	24.1	11.6	17.9	21.1
Other capital	1.5	0.6	1.0	0.9	0.4	1.0	0.6	1.5
Total capital expenditures	48.9	97.2	169.4	136.4	131.3	111.3	139.3	131.9
Property acquisitions (dispositions) net	2.3	6.2	27.6	13.1	0.3	10.1	5.0	27.3
Total capital expenditures and net acquisitions	51.2	103.4	197.0	149.5	131.6	121.4	144.3	159.2

OPERATING
Production
Crude oil (bbl/d)	26,917	28,806	28,935	28,509	27,541	29,064	28,682	28,437
Natural gas (mmcf/d)	200.2	193.8	195.1	192.0	194.7	204.3	187.4	173.3
Natural gas liquids (bbl/d)	3,679	3,764	3,858	3,822	3,906	3,856	4,067	3,795
Total (boe per day 6:1)	63,969	64,872	65,313	64,325	63,896	66,976	63,989	61,108
Average prices
Crude oil ($/bbl)	62.74	46.44	56.26	114.20	118.32	89.72	77.53	73.40
Natural gas ($/mcf)	3.73	5.20	7.48	8.68	10.41	7.80	6.32	5.52
Natural gas liquids ($/bbl)	38.89	38.86	45.22	82.87	82.29	68.54	62.75	55.64
Oil equivalent ($/boe)	40.32	38.40	49.93	81.42	87.73	66.67	57.26	53.28

TRUST UNIT TRADING PRICES
(based on intra-day trading)
High	19.25	20.90	22.55	33.30	33.95	27.06	21.55	22.60
Low	14.12	11.73	15.01	22.33	25.19	20.00	18.90	19.00
Close	17.81	14.15	20.10	23.10	33.95	26.38	20.40	21.17
Average daily volume (thousands)	988	1,240	1,523	841	659	863	624	503

(1)	Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares.
(2)	Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).
(3)	Based on number of trust units outstanding at each distribution date.
(4)	Net debt excludes the current unrealized risk management contracts asset and liability and the current portion of future income taxes.
(5)	Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.

CONSOLIDATED BALANCE SHEETS (unaudited)

As at June 30 and December 31

(Cdn$ millions)	2009	2008
ASSETS
Current assets
Cash and cash equivalents (Note 3)	$—	$40.0
Accounts receivable (Note 4)	110.8	110.0
Prepaid expenses	18.4	16.8
Risk management contracts (Note 9)	7.7	24.4
Future income taxes	5.4	3.9
	142.3	195.1
Reclamation funds	28.9	28.2
Risk management contracts (Note 9)	1.7	9.2
Property, plant and equipment	3,342.0	3,376.6
Goodwill	157.6	157.6
Total assets	$3,672.5	$3,766.7

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 5)	$136.0	$194.4
Distributions payable	23.5	32.5
Risk management contracts (Note 9)	12.7	23.5
	172.2	250.4
Risk management contracts (Note 9)	0.4	3.4
Long-term debt (Note 6)	707.3	901.8
Accrued long-term incentive compensation (Note 14)	12.3	14.2
Asset retirement obligations (Note 7)	144.1	141.5
Future income taxes	286.8	313.3
Total liabilities	1,323.1	1,624.6

COMMITMENTS AND CONTINGENCIES (Note 15)

NON-CONTROLLING INTEREST
Exchangeable shares (Note 10)	37.1	42.4

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 11)	2,884.4	2,600.7
Deficit (Note 12)	(571.5)	(502.9)
Accumulated other comprehensive (loss) income (Note 12)	(0.6)	1.9
Total unitholders’ equity	2,312.3	2,099.7
Total liabilities and unitholders’ equity	$3,672.5	$3,766.7

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT (unaudited)

For the three and six months ended June 30

	Three Months Ended		Six Months Ended
	June 30		June 30
(Cdn$ millions, except per unit amounts)	2009	2008	2009	2008

REVENUES
Oil, natural gas and natural gas liquids	$235.2	$512.0	$460.4	$919.9
Royalties	(27.5)	(91.8)	(64.5)	(164.0)
	207.7	420.2	395.9	755.9
(Loss) gain on risk management contracts (Note 9)
Realized	(1.9)	(44.7)	14.4	(74.2)
Unrealized	(0.6)	(142.8)	(7.2)	(161.5)
	205.2	232.7	403.1	520.2

EXPENSES
Transportation	4.9	4.6	10.5	9.0
Operating	64.2	62.3	123.3	120.5
General and administrative	17.5	22.5	22.6	43.7
Provision for non-recoverable accounts receivable (Note 4)	—	18.0	—	18.0
Interest and financing charges (Note 6)	7.6	8.3	13.4	17.1
Depletion, depreciation and accretion	97.2	93.0	194.6	190.0
(Gain) loss on foreign exchange	(40.0)	(3.1)	(25.4)	11.9
	151.4	205.6	339.0	410.2

Future income tax recovery	13.0	31.1	25.2	30.6
Net income before non-controlling interest	66.8	58.2	89.3	140.6
Non-controlling interest (Note 10)	(0.7)	(0.9)	(0.9)	(2.0)
Net income	$66.1	$57.3	$88.4	$138.6

Deficit, beginning of period	$(562.6)	$(511.4)	$(502.9)	$(465.9)
Distributions paid or declared (Note 13)	(75.0)	(144.7)	(157.0)	(271.5)
Deficit, end of period (Note 12)	$(571.5)	$(598.8)	$(571.5)	$(598.8)

Net income per unit (Note 11)
Basic	$0.28	$0.27	$0.38	$0.65
Diluted	$0.28	$0.27	$0.38	$0.65

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME (unaudited)

For the three and six months ended June 30

	Three Months Ended		Six Months Ended
	June 30		June 30
(Cdn$ millions)	2009	2008	2009	2008

Net income	$66.1	$57.3	$88.4	$138.6

Other comprehensive (loss) income, net of tax
Losses on financial instruments designated as cash flow hedges (1)	(0.8)	0.9	(2.9)	(2.0)
De-designation of cash flow hedge (2) (Note 9)	—	—	—	10.0
Gains and losses on financial instruments designated as cash flow hedges in prior periods realized in net income in the current period (3) (Note 9)	0.7	(1.1)	0.6	(1.5)
Net unrealized (losses) gains on available-for-sale reclamation funds’ investments (4)	(0.1)	(0.2)	(0.2)	—
Other comprehensive (loss) income	(0.2)	(0.4)	(2.5)	6.5
Comprehensive income	$65.9	$56.9	$85.9	$145.1

Accumulated other comprehensive income (loss), beginning of period	(0.4)	4.0	1.9	(2.9)
Other comprehensive (loss) income	(0.2)	(0.4)	(2.5)	6.5
Accumulated other comprehensive (loss) income, end of period (Note 12)	$(0.6)	$3.6	$(0.6)	$3.6

(1)

Amounts are net of tax of $0.3 million and $1 million, respectively, for the three months and six months ended June 30, 2009 (net of tax of $0.3 million and $0.7 million, respectively, for the three and six months ended June 30, 2008).

(2)	Amount is net of tax of $3.6 million for the six months ended June 30, 2008.
(3)	Amounts are net of tax of $0.2 million for the three and six months ended June 30, 2009 (net of tax of $0.4 million and $0.5 million, respectively, for the three and six months ended June 30, 2008).
(4)	Nominal future income tax impact for the three and six months ended June 30, 2009 (net of tax of $0.1 million for the three months ended June 30, 2008).

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three and six months ended June 30

	Three Months Ended		Six Months Ended
	June 30		June 30
(Cdn$ millions)	2009	2008	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$66.1	$57.3	$88.4	$138.6
Add items not involving cash:
Non-controlling interest (Note 10)	0.7	0.9	0.9	2.0
Future income tax recovery	(13.0)	(31.1)	(25.2)	(30.6)
Depletion, depreciation and accretion	97.2	93.0	194.6	190.0
Non-cash loss on risk management contracts (Note 9)	0.6	142.8	7.2	161.5
Non-cash (gain) loss on foreign exchange	(39.7)	(3.6)	(25.3)	11.4
Non-cash trust unit incentive compensation expense (recovery) (Note 14)	8.6	(1.8)	(3.5)	12.0
Expenditures on site restoration and reclamation (Note 7)	(1.2)	(2.3)	(2.9)	(6.0)
Change in non-cash working capital	(15.0)	18.2	(5.6)	4.5
	104.3	273.4	228.6	483.4

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt under revolving credit facilities, net	(97.2)	(29.7)	(309.6)	(39.0)
Issue of Senior Secured Notes	152.9	—	152.9	—
Repayment of Senior Secured Notes	(12.6)	—	(12.6)	—
Issue of trust units	0.5	1.0	254.0	3.8
Trust unit issue costs	(0.2)	—	(13.1)	—
Cash distributions paid (Note 13)	(63.1)	(107.4)	(131.3)	(208.7)
Change in non-cash working capital	0.1	(1.5)	2.0	(0.6)
	(19.6)	(137.6)	(57.7)	(244.5)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(2.3)	(0.4)	(8.5)	(10.5)
Proceeds on disposition of petroleum and natural gas properties	—	0.1	—	0.2
Capital expenditures	(47.1)	(131.0)	(146.4)	(240.4)
Net reclamation fund (contributions) withdrawals	(2.3)	0.6	(0.8)	0.8
Change in non-cash working capital	(33.0)	(7.5)	(55.2)	4.0
	(84.7)	(138.2)	(210.9)	(245.9)
DECREASE IN CASH AND CASH EQUIVALENTS	—	(2.4)	(40.0)	(7.0)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	2.4	40.0	7.0
CASH AND CASH EQUIVALENTS, END OF PERIOD	$—	$—	$—	$—

See accompanying notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2009 and 2008

(all tabular amounts in Cdn$ millions, except per unit amounts)

1.              SUMMARY OF ACCOUNTING POLICIES

The unaudited interim Consolidated Financial Statements follow the same accounting policies as the most recent annual audited financial statements, except as highlighted in Note 2.  The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles (“GAAP”) applicable for annual Consolidated Financial Statements.  Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements included in the Trust’s 2008 annual report.

2.              NEW ACCOUNTING POLICIES

Current Year Accounting Changes

Effective January 1, 2009, the Trust adopted Section 3064, Goodwill and Intangible Assets issued by the Canadian Institute of Chartered Accountants (“CICA”).  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition.   This new section has no current impact on the Trust or its Consolidated Financial Statements.

This standard was adopted prospectively.

Future Accounting Changes

A.             Business Combinations

The CICA issued Handbook section 1582 “Business Combinations” that replaces the previous business combinations standard.  Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at the market price at acquisition date.  Under the current standard, the purchase price used is based on the market price of shares for a reasonable period before and after the date the acquisition is agreed upon and announced.  In addition, the guidance generally requires all acquisition costs to be expensed.  Current standards allow for the capitalization of these costs as part of the purchase price.  This new Section also addresses contingent liabilities, which will be required to be recognized at fair value on acquisition, and subsequently remeasured at each reporting period until settled.  Currently, standards require only contingent liabilities that are payable to be recognized.  The new guidance requires negative goodwill to be recognized in earnings rather than the current standard of deducting from non-currents assets in the purchase price allocation.  This standard will be effective for the Trust on January 1, 2011, with prospective application.

B.             Consolidated Financial Statements and Non-controlling Interest

The CICA issued Handbook Sections 1601 “Consolidated Financial Statements”, and 1602 “Non-controlling Interests”, which replaces existing guidance under Section 1600 “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards will be effective for the Trust for business combinations occurring on or after January 1, 2011.

C.            Financial Instruments — Disclosures

The CICA issued amendments to Handbook Section 3862, Financial Instruments — Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards “IFRS”. The Trust will include these additional disclosures in its annual Consolidated Financial Statements for the year ending December 31, 2009.

D.            International Financial Reporting Standards (“IFRS”)

In April 2008, the CICA published the exposure draft “Adopting IFRS in Canada”. The exposure draft proposes to incorporate IFRS into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS.

3.              CASH AND CASH EQUIVALENTS

Cash equivalents are nil as at June 30, 2009 ($40 million in Canadian Treasury Bills as at December 31, 2008).

4.              FINANCIAL ASSETS AND CREDIT RISK

The majority of the credit exposure on accounts receivable at June 30, 2009 pertains to accrued revenue for June 2009 production volumes.  The Trust transacts with a number of oil and natural gas marketing companies and commodity end users (“commodity purchasers”).  Commodity purchasers and marketing companies typically remit amounts to the Trust by the 25th day of the month following production.  Joint interest receivables are typically collected within one to three months following production.   At June 30, 2009, no one counterparty accounted for more than 25 per cent of the total accounts receivable balance and the largest commodity purchaser receivable balance is 100 per cent secured with Letters of Credit.

During the first six months of 2009 the Trust did not record any provision for non-collectible accounts receivable.  The Trust’s allowance for doubtful accounts was $32 million as at June 30, 2009 and December 31, 2008 ($18 million as at June 30, 2008).

When determining whether amounts that are past due are collectable, management assesses the credit worthiness and past payment history of the counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due.  As at June 30, 2009, $2.4 million of accounts receivable are past due, excluding amounts described above, all of which are considered to be collectable.

Maximum credit risk is calculated as the total recorded value of cash equivalents, accounts receivable, reclamation funds, and risk management contracts at the balance sheet date.

5.              FINANCIAL LIABILITIES AND LIQUIDITY RISK

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they become due. The Trust actively manages its liquidity through cash, distribution policy, and debt and equity management strategies. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional Trust units.  Management believes that future cash flows generated from these sources will be adequate to settle the Trust’s financial liabilities.

The following table details the Trust’s financial liabilities as at June 30, 2009:

	1 year	2 - 3 years	4 - 5 years	Beyond 5 years	Total
Accounts payable and accrued liabilities (1)	141.2	—	—	—	141.2
Distributions payable (2)	18.2	—	—	—	18.2
Risk management contracts (3)	16.6	0.1	0.2	—	16.9
Senior secured notes and interest	41.7	130.6	148.0	184.5	504.8
Revolving credit facilities	—	324.8	—	—	324.8
Accrued long-term incentive compensation (1)	—	37.7	—	—	37.7
Total financial liabilities	217.7	493.2	148.2	184.5	1,043.6

(1)          Liabilities under the Whole Unit Plan represent the total amount expected to be paid out on vesting.

(2)          Amounts payable for the distribution represents the net cash payable after distribution reinvestment.

(3)          Amounts payable for the risk management contracts have been included at their intrinsic value.

The Trust actively maintains credit and working capital facilities to ensure that it has sufficient available funds to meet its financial requirements at a reasonable cost.  Refer to Note 6 for further details on available amounts under existing banking arrangements and Note 8 for further details on capital management.

6.              LONG-TERM DEBT

	June 30, 2009	December 31, 2008
Revolving credit facilities
Syndicated credit facility – Cdn$ denominated	$229.9	$399.5
Syndicated credit facility – US$ denominated	94.2	240.6
Working capital facility	0.7	2.1
Senior secured notes
5.42% US$ Note	87.2	91.9
4.94% US$ Note	13.9	14.7
4.62% US$ Note	60.5	76.5
5.10% US$ Note	72.7	76.5
7.19% US$ Note	78.5	—
8.21% US$ Note	40.7	—
6.50% Cdn$ Note	29.0	—
Total long-term debt outstanding	$707.3	$901.8

Revolving Credit Facilities

The Trust has an $800 million secured, annually extendible, financial covenant-based syndicated credit facility.  The Trust also has in place a $25 million demand working capital facility. The working capital facility is secured and is subject to the same covenants as the syndicated credit facility.

Borrowings under the syndicated credit facility bear interest at bank prime (2.25 per cent at June 30, 2009, four per cent at December 31, 2008) or, at the Trust’s option, Canadian dollar bankers’ acceptances or U.S. dollar LIBOR loans, plus a stamping fee.  At the option of the Trust, the lenders will review the syndicated credit facility each year and determine whether they will extend the revolving period for another year.  In the event that the credit facility is not extended at any time before the maturity date, the loan balance will become repayable on the maturity date.  The maturity date of the current syndicated credit facility is April 15, 2011.  All drawings under the facility are subject to stamping fees depending on the ratio of consolidated long-term debt and letters of credit to annualized net income before non-cash items and interest expense.  These stamping fees vary between a minimum of 60 basis points (“bps”) to a maximum of 110 bps.

As at June 30, 2009, the Trust had $1.9 million in letters of credit ($2million in 2008), no subordinated debt, and was in compliance with all covenants.

The payment of principal and interest are allowable deductions in the calculation of cash available for distribution to unitholders and rank ahead of cash distributions payable to unitholders.  Should the properties securing this debt generate insufficient revenue to repay the outstanding balances; the unitholders have no direct liability.

Senior Secured Notes

During the second quarter, the Trust closed a private placement of long-term debt in the form of senior secured notes totaling US$125 million at a blended average interest rate of 7.47 per cent.  The notes were offered in three tranches, one tranche of US$67.5 million senior notes with a five year average life repayable in years 2012 through 2016 issued at an interest rate of 7.19 per cent.  The second tranche of US$35 million senior notes with a 10 year average life repayable in years 2017 through 2021, issued at an interest rate of 8.21 per cent.  The third tranche of Cdn$29 million senior notes was issued with a five year average life repayable in years 2012 through 2016 and at an interest rate of 6.5 per cent.

In the second quarter of 2009 ARC extended its uncommitted master shelf agreement from May 2009 to April 2012.  The extended agreement allows for an aggregate draw of up to US$225 million (Cdn$261.6 million) in long-term notes at a rate equal to the related U.S. treasuries corresponding to the term of the notes plus an appropriate credit risk adjustment at the time of issuance.  As at June 30, 2009, the Trust has drawn US$87 million (Cdn$101.1 million) under this agreement. These amounts are reflected in the above table.

The fair value of senior secured notes as at June 30, 2009, is $368.5 million ($289.9 million as at December 31, 2008), and is calculated as the present value of principal and interest payments discounted at the Trust’s credit adjusted risk free rate.

Supplemental disclosures

Amounts of US$16.4 million due under the senior notes and $0.7 million due under the Trust’s working capital facility in the next 12 months have not been included in current liabilities as Management has the ability and intent to refinance this amount through the syndicated credit facility.

Interest paid during the second quarter of 2009 was equal to interest expense ($1.3 million more than interest expense in the second quarter of 2008).

During the second quarter of 2009, the weighted-average effective interest rate under the credit facility was 1.1 per cent (3.9 per cent in 2008) and 1.4 per cent for the six months ended June 30, 2009 (4.2 per cent in 2008).

At June 30, 2009, the Trust had approximately $648 million of total unused credit available.

The Trust’s total long-term debt is secured in the form of a floating charge on all lands and assignments and a negative pledge on petroleum and natural gas properties.

7.    ASSET RETIREMENT OBLIGATIONS

The following table reconciles the Trust’s asset retirement obligations:

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Balance, beginning of period	$141.5	$140.0
Increase in liabilities relating to development activities	0.4	2.0
Increase in liabilities relating to change in estimate	0.5	2.6
Settlement of reclamation liabilities during the period	(2.9)	(12.4)
Accretion expense	4.6	9.3
Balance, end of period	$144.1	$141.5

The Trust’s weighted average credit adjusted risk free rate as at June 30, 2009 was 6.5 per cent (6.6 per cent as at December 31, 2008).

8.              CAPITAL MANAGEMENT

The Trust’s objective when managing its capital is to maintain a conservative capital structure that will allow the Trust to:

•                  Fund its development and exploration program;

•                  Provide financial flexibility to execute on strategic opportunities;

•                  Maintain a level of distributions that, in normal times, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months in order to normalize the effect of commodity price volatility to unitholders; and

•                  Maintain a level of distributions which will transfer tax liabilities to unitholders and minimize taxes paid by the Trust.

The Trust manages the following capital:

•                  Trust units and exchangeable shares;

•                  Long-term debt; and

•                  Working capital (defined as current assets less current liabilities excluding risk management contracts and future income taxes).

When evaluating the Trust’s capital structure, management’s objective is to limit net debt to less than 2.0 times annualized cash flow from operating activities and 20 per cent of total capitalization. As at June 30, 2009 the Trust’s net debt to annualized cash flow from operating activities ratio is 1.6 and its net debt to total capitalization ratio is 14.9 per cent.

	June 30, 2009	December 31, 2008
Long-term debt	707.3	901.8
Accounts payable and accrued liabilities	136.0	194.4
Distributions payable	23.5	32.5
Cash and cash equivalents, accounts receivable and prepaid expenses	(129.2)	(166.8)
Net debt obligations (1)	737.6	961.9

Trust units outstanding and issuable for exchangeable shares (millions)	237.1	219.2
Trust unit price (2)	17.81	20.10
Market capitalization (1)	4,222.8	4,405.9
Net debt obligations (1)	737.6	961.9
Total capitalization (1)	4,960.4	5,367.8

Net debt as a percentage of total capitalization	14.9%	17.9%
Net debt obligations to annualized cash flow from operating activities	1.6	1.0

(1)          Market capitalization, net debt obligations and total capitalization as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

(2)          TSX close price as at June 30, 2009 and December 31, 2008 respectively.

The Trust manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets.  The Trust is able to change its capital structure by issuing new trust units, exchangeable shares, new debt or changing its distribution policy.

In addition to internal capital management the Trust is subject to various covenants under its credit facilities.  Compliance with these covenants is monitored on a quarterly basis and as at June 30, 2009 the Trust is in compliance with all covenants.  Refer to Note 6 for further details.

9.              MARKET RISK MANAGEMENT

The Trust is exposed to a number of market risks that are part of its normal course of business.  The Trust has a risk management program in place that includes financial instruments as disclosed in the risk management section of this note.

ARC’s risk management program is overseen by its Risk Committee based on guidelines approved by the Board of Directors.  The objective of the risk management program is to support the Trust’s business plan by mitigating adverse changes in commodity prices, interest rates and foreign exchange rates.

In the sections below, Management has prepared sensitivity analyses in an attempt to demonstrate the effect of changes in these market risk factors on the Trust’s net income.  For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable.  In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities.  For instance, trends have shown a correlation between the movement in the foreign exchange rate of the Canadian dollar to the U.S. dollar and the West Texas Intermediate posting (“WTI”) crude oil price.

Commodity price risk

The Trust’s operational results and financial condition, and therefore the amount of distributions paid to unitholders, are largely dependent on the commodity prices received for oil and natural gas production. Commodity prices have fluctuated widely during recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic, and geopolitical factors. Movement in commodity prices could have a significant positive or negative impact on distributions to unitholders.

ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see Risk Management Contracts below).  The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at June 30, 2009. The sensitivity is based on a $15 increase and $15 decrease in the price of US$ WTI crude oil and $2 increase and $2 decrease in the price of Cdn$ AECO natural gas. The commodity price assumptions are based on Management’s assessment of reasonably possible changes in oil and natural gas prices that could occur between June 30, 2009 and the Trust’s next reporting date.

	Increase in Commodity Price		Decrease in Commodity Price
($ millions)	Crude oil	Natural gas	Crude oil	Natural gas
Net income (decrease) increase	(6.5)	(15.1)	5.7	16.6

As noted above, the sensitivities are hypothetical and based on Management’s assessment of reasonably possible changes in commodity prices between the balance sheet date and the Trust’s next reporting date.  The results of the sensitivity should not be considered to be predictive of future performance.  Changes in the fair value of risk management contracts cannot generally be extrapolated because the relationship of change in certain variables to a change in fair value may not be linear.

Interest Rate Risk

The Trust has both fixed and variable interest rates on its debt. Changes in interest rates could result in a significant increase or decrease in the amount the Trust pays to service variable interest rate debt, potentially impacting distributions to unitholders. Changes in interest rates could also result in fair value risk on the Trust’s fixed rate senior secured notes. Fair value risk of the senior secured notes is mitigated due to the fact that the Trust does not intend to settle its fixed rate debt prior to maturity.

If interest rates applicable to floating rate debt were to have increased by 50 bps (0.5 per cent) it is estimated that the Trust’s net income for the period ended June 30, 2009 would decrease by $1.2 million.  Management does not expect interest rates to decrease.

Foreign Exchange Risk

North American oil and natural gas prices are based upon U.S. dollar denominated commodity prices.  As a result, the price received by Canadian producers is affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. In addition the Trust has US$ denominated debt of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.  Variations in the Canadian/U.S. dollar exchange rate could also have a significant positive or negative impact on distributions to unitholders.

As at June 30, 2009 no risk management contracts pertaining to foreign exchange were outstanding.

If foreign exchange rates applicable to U.S. denominated debt were to have increased or decreased by $0.10Cdn$/US$ it is estimated that the Trust’s net income for the period ended June 30, 2009 would decrease  or increase by $30 million, respectively. Increases and decreases in foreign exchange rates applicable to US$ payables and receivables would have a nominal impact on the Trust’s net income for the period ended June 30, 2009.

Risk Management Contracts

The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, interest rates and power prices. The Trust considers all of these transactions to be effective economic hedges; however, the majority of the Trust’s contracts do not qualify as effective hedges for accounting purposes.

Following is a summary of all risk management contracts in place as at June 30, 2009 that do not qualify for hedge accounting:

Financial WTI Crude Oil Option Contracts In Conjunction with 2005 Redwater and North Pembina Cardium Unit Acquisition (1)

			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	bbl/d	US$/bbl	US$/bbl	US$/bbl
Jul-09	Dec-09	Put Spread	2,500	$55.00	$40.00	—

Financial WTI Crude Oil Option Contracts (1)

			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	bbl/d	US$/bbl	US$/bbl	US$/bbl
Oct-09	Mar-10	Collar	1,000	$65.00	—	$80.00

(1)          Monthly average

Financial Cdn$ WTI Crude Oil Option Contracts (2)

			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	bbl/d	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl
1-Jul-09	30-Sep-09	Collar	3,000	$65.00	—	$75.00
1-Oct-09	31-Dec-09	Collar	2,000	$65.00	—	$75.00
1-Oct-09	31-Dec-09	Collar	1,000	$70.00	—	$80.00

(2)          Monthly average

Financial AECO Natural Gas Option Contracts (3)

			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	GJ/d	Cdn$/GJ	Cdn$/GJ	Cdn$/GJ
Jul-09	Oct-09	Collar	20,000	$4.00	—	$4.75
Jul-09	Oct-09	Collar	20,000	$4.25	—	$5.00
Jul-09	Dec-09	3-way collar	20,000	$6.50	$4.50	$8.00
Nov-09	Dec-09	Collar	10,000	$5.25	—	$6.25

Financial AECO Natural Gas Swap Contracts (3)

			Volume	Swap	Bought Call
Term		Contract	GJ/d	Cdn$/GJ	Cdn$/GJ
Jul-09	Jul-09	Swap	20,000	$4.155	—
Aug-09	Oct-09	Swap	10,000	$4.06	—
Aug-09	Oct-09	Swap	10,000	$4.25	$6.00
Nov-09	Dec-09	Swap	20,000	$4.155	—
Jan-10	Dec-13	Swap	5,000	$6.80	—

(3)          AECO 7a monthly index

Energy Equivalent Swap

Term		Contract	Volume	Swap
Financial AECO Natural Gas Sales Contract (4)
Jul-09	Dec-09	Swap	10,000 GJ/d	Cdn$	4.67/GJ
Financial Cdn$ WTI Crude Oil Purchase Contract (5)
Jul-09	Dec-09	Swap	650 bbl/d	Cdn$	71.95/bbl

(4)          AECO 5a monthly index

(5)          Monthly average

Financial Basis Swap Contract (6)

			Volume	Basis Swap
Term		Contract	mmbtu/d	US$/mmbtu
Jul-09	Oct-10	Basis Swap-L3d	50,000	$(1.0430)
Nov-10	Oct-11	Basis Swap-Ld	15,000	$(0.4850)
Nov-11	Oct-12	Basis Swap-Ld	15,000	$(0.4067)

(6)          Receive Nymex Last Day (Ld) or Last 3 Day (L3d); pay AECO 7a monthly index

Financial Electricity Heat Rate Contracts (7)

			Volume	AESO Power	AECO 5(a)	multiplied	Heat Rate
Term		Contract	MWh	$/MWh	$/GJ	by	GJ/MWh
Jan-10	Dec-13	Heat Rate Swap	5	Receive AESO	Pay AECO 5(a)		x 9.0

(7)          Alberta Power Pool (monthly average 24x7), AECO 5a monthly index

Financial Electricity Contracts (8)

			Volume	Bought Swap
Term		Contract	MWh	Cdn$/MWh
Jul-09	Dec-12	Swap	5	$72.495

(8)                Alberta Power Pool (monthly average 24x7)

Following is a summary of all risk management contracts in place as at June 30, 2009 that qualify for hedge accounting:

Financial Electricity Contracts(9)

			Volume	Bought Swap
Term		Contract	MWh	Cdn$/MWh
Jul-09	Dec-09	Swap	15	$59.33
Jan-10	Dec-10	Swap	5	$63.00

(9)     Alberta Power Pool (monthly average 24x7)

At June 30, 2009, the fair value of the contracts that were not designated as accounting hedges was a loss of $3.8 million.  The Trust recorded a gain on risk management contracts of $7.2 million in the statement of income for the six months ended June 30, 2009 ($235.7 million loss in 2008).  This amount includes the realized and unrealized gains and losses on risk management contracts that do not qualify as effective accounting hedges.

The following table reconciles the movement in the fair value of the Trust’s financial risk management contracts that have not been designated as effective accounting hedges:

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
Fair value, beginning of period	$3.4	$(64.6)
Fair value, end of period (1)	(3.8)	(226.1)
Change in fair value of contracts in the period	(7.2)	(161.5)
Realized gain (loss) in the period	14.4	(74.2)
Gain (loss) on risk management contracts	$7.2	$(235.7)

(1)          Intrinsic value of risk management contracts not designated as effective accounting hedges equals a loss of $1.2 million at June 30, 2009 ($222.1 million loss at June 30, 2008).

During 2007 the Trust entered into treasury rate lock contracts in order to manage the Trust’s interest rate exposure on future debt issuances.  During 2008 it was determined that the previously anticipated debt issuance was no longer expected to occur and the associated treasury rate lock contracts were unwound at a loss of $13.6 million. The loss was reclassified from Other Comprehensive Income (“OCI”), net of tax of $10 million and recognized in net income.

The Trust’s electricity contracts are intended to manage price risk on electricity consumption. Portions of the Trust’s financial electricity contracts were designated as effective accounting hedges on their respective contract dates. A realized loss of $0.9 million and $0.8 million for the three and six months ended June 30, 2009 (gain of $1.5 million and $2 million respectively in 2008) has been included in operating costs on these electricity contracts. The accumulated unrealized fair value gain of $0.1 million on these contracts has been recorded on the Consolidated Balance Sheet at June 30, 2009 with the movement in fair value recorded in OCI, net of tax.

The fair value movement for the six months ended June 30, 2009 is an unrealized loss of $3.2 million. As at June 30, 2009 $0.1 million of the unrealized fair value gain is attributed to contracts that will settle over the next twelve months. The following table reconciles the movement in the fair value of the Trust’s financial risk management contracts that have been designated as effective accounting hedges:

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
Fair value, beginning of period	$3.3	$(3.4)
Change in fair value of financial electricity contracts	(3.2)	1.4
Change in fair value of treasury rate lock contracts prior to de-designation	—	(6.2)
Reclassification of loss on treasury rate lock contracts to net income	—	13.6
Fair value, end of period (1)	$0.1	$5.4

(1)         Intrinsic value of risk management contracts designated as effective accounting hedges equals a gain of $0.1 million at June 30, 2009 ($5.3 million gain at June 30, 2008).

All of the Trust’s risk management contracts are transacted in liquid markets; fair values are determined using a valuation model based on published, third party, and market based price and rate information.

10.       EXCHANGEABLE SHARES

(units thousands)	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Balance, beginning of period	1,092	1,310
Exchanged for trust units (1)	(159)	(218)
Balance, end of period	933	1,092
Exchange ratio, end of period	2.63365	2.51668
Trust units issuable upon conversion, end of period	2,457	2,748

(1)         During the first six months of 2009, 159,171 ARL exchangeable shares were converted to trust units at an average exchange ratio of 2.55444, compared to 218,455 exchangeable shares at an average exchange ratio of 2.36901 during the year ended 2008.

Following is a summary of the non-controlling interest for 2009 and 2008:

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Non-controlling interest, beginning of period	$42.4	$43.1
Reduction of book value for conversion to trust units	(6.2)	(7.6)
Current period net income attributable to non-controlling interest	0.9	6.9
Non-controlling interest, end of period	37.1	42.4
Accumulated earnings attributable to non-controlling interest	$41.9	$41.0

11.       UNITHOLDERS’ CAPITAL

	Six Months Ended June 30, 2009		Year Ended December 31, 2008
(units thousands)	Number of trust units	$	Number of trust units	$
Balance, beginning of period	216,435	2,600.7	210,232	2,465.7
Issued for cash	15,474	253.0	—	—
Issued on conversion of ARL exchangeable shares (Note 10)	407	6.2	517	7.6
Issued on exercise of employee rights	—	—	238	4.2
Distribution reinvestment program	2,351	35.6	5,448	123.2
Trust unit issue costs, net of tax (1)	—	(11.1)	—	—
Balance, end of period	234,667	2,884.4	216,435	2,600.7

(1)         Amount is net of tax of $2 million for the period ended June 30, 2009.

Net income per trust unit has been determined based on the following:

	Three Months Ended		Six Months Ended
	June 30		June 30
(units thousands)	2009	2008	2009	2008
Weighted average trust units (1)	234,173	212,539	230,346	211,783
Trust units issuable on conversion of exchangeable shares (2)	2,457	2,693	2,457	2,693
Dilutive impact of rights (3)	—	11	—	96
Diluted trust units and exchangeable shares	236,630	215,243	232,803	214,572

(1)         Weighted average trust units exclude trust units issuable for exchangeable shares.

(2)         Diluted trust units include trust units issuable for outstanding exchangeable shares at the year-end exchange ratio.

(3)         There are no rights outstanding as of June 30, 2009 and therefore, no dilutive impact. Previously outstanding rights were dilutive and therefore were included in the diluted unit calculation for 2008.

Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units.  Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted trust units.

12.       DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

	June 30, 2009	December 31, 2008
Accumulated earnings	$2,812.5	$2,724.1
Accumulated distributions	(3,384.0)	(3,227.0)
Deficit	$(571.5)	$(502.9)
Accumulated other comprehensive (loss) income	(0.6)	1.9
Deficit and accumulated other comprehensive (loss) income	$(572.1)	$(501.0)

The accumulated other comprehensive (loss) income balance is composed of the following items:

	June 30, 2009	December 31, 2008
Unrealized gains and losses on financial instruments designated as cash flow hedges	$(0.2)	$2.0
Net unrealized gains and losses on available-for-sale reclamation funds’ investments	(0.4)	(0.1)
Accumulated other comprehensive (loss) income, end of period	$(0.6)	$1.9

13.       RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND DISTRIBUTIONS

Distributions are calculated in accordance with the Trust Indenture. To arrive at distributions, cash flow from operating activities is reduced by reclamation fund contributions including interest earned on the funds, a portion of capital expenditures and, when applicable, debt repayments. The portion of cash flow from operating activities withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

	Three Months Ended		Six Months Ended
	June 30		June 30
	2009	2008	2009	2008
Cash flow from operating activities	$104.3	$273.4	$228.6	$483.4
Deduct:
Cash withheld to fund current period capital expenditures	(27.0)	(125.4)	(70.8)	(205.3)
Net reclamation fund (contributions) withdrawals	(2.3)	(3.3)	(0.8)	(6.6)
Distributions (1)	75.0	144.7	157.0	271.5
Accumulated distributions, beginning of period	3,309.0	2,783.8	3,227.0	2,657.0
Accumulated distributions, end of period	$3,384.0	$2,928.5	$3,384.0	$2,928.5
Distributions per unit (2)	$0.32	$0.68	$0.68	$1.28
Accumulated distributions per unit, beginning of period	$24.06	$21.63	$23.70	$21.03
Accumulated distributions per unit, end of period (3)	$24.38	$22.31	$24.38	$22.31

(1)          Distributions include accrued and non-cash amounts of $11.9 million and $25.7 million for the three and six months ended June 30, 2009 ($38 million and $63 million for the same periods in 2008).

(2)          Distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.

(3)          Accumulated distributions per unit reflect the sum of the per trust unit amounts declared monthly to unitholders since the inception of the Trust in July 1996.

14.       WHOLE TRUST UNIT INCENTIVE PLAN

Compensation expense associated with the Whole Trust Unit Incentive Plan (“the Whole Unit Plan”) is granted in the form of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”) and is determined based on the intrinsic value of the Whole Trust Units at each period end.

The Trust recorded non-cash compensation (recovery) expense of $(3.6) million and $0.1 million to general and administrative and operating expenses, respectively, and capitalized $(0.4) million to property, plant and equipment in the six months ended June 30, 2009 for the estimated change in the Plan liability ($10.2 million, $1.8 million, and $2.2 million as expense for the six months ended June 30, 2008). The non-cash compensation (recovery) expense was based on the June 30, 2009 unit price of $17.81 ($33.95 at June 30, 2008), accrued distributions, a performance multiplier, and the estimated number of units to be issued on maturity.

The following table summarizes the RTU and PTU movement for the six months ended June 30, 2009:

	Number of RTUs (thousands)	Number of PTUs (thousands)
Balance, beginning of period	756	959
Granted	412	379
Vested	(180)	(154)
Forfeited	(34)	(17)
Balance, end of period	954	1,167

The change in the net accrued long-term incentive compensation liability relating to the Whole Trust Unit Incentive Plan can be reconciled as follows:

	June 30, 2009	December 31, 2008
Balance, beginning of period	$31.9	$30.3
Change in net liabilities in the period
General and administrative expense	(3.6)	1.1
Operating expense	0.1	(0.1)
Property, plant and equipment	(0.4)	0.6
Balance, end of period (1)	$28.0	$31.9
Current portion of liability	16.3	18.8
Accrued long-term incentive compensation	$12.3	$14.2

(1)           Includes $0.6 million of recoverable amounts recorded in accounts receivable as at June 30, 2009 ($0.9 million for 2008).

During the first six months of 2009 cash payments of $7.8 million were made to employees relating to the Whole Unit Plan compared to $18.5 million in 2008. In October 2008, vesting periods were revised from April and October to March and September of each year commencing in 2009.

15.       COMMITMENTS AND CONTINGENCIES

Following is a summary of the Trust’s contractual obligations and commitments as at June 30, 2009:

	Payments due by period
	1 year	2-3 years	4-5 years	Beyond 5 years	Total
Debt repayments (1)	19.1	413.8	118.1	156.3	707.3
Interest payments (2)	22.6	41.6	29.9	28.2	122.3
Reclamation fund contributions (3)	5.3	9.5	8.3	67.9	91.0
Purchase commitments	15.7	12.5	4.8	3.5	36.5
Transportation commitments (4)	2.2	19.2	27.2	9.2	57.8
Operating leases	6.3	9.5	14.7	78.2	108.7
Risk management contract premiums (5)	8.8	—	—	—	8.8
Total contractual obligations	80.0	506.1	203.0	343.3	1,132.4

(1)          Long-term and short-term debt, excluding interest.

(2)          Fixed interest payments on senior secured notes.

(3)          Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)          Fixed payments for transporting production from the Dawson gas plant, expected to be operational in early 2010.

(5)          Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above Risk management contract premiums, the Trust has commitments related to its risk management program (see Note 9).

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period. The Trust’s 2009 capital budget has been set at $350 million. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The 2009 capital budget of $350 million includes approximately $11 million for leasehold development costs related to the Trust’s new office space in downtown Calgary. These costs will be incurred throughout 2009 with additional amounts to be incurred in 2010. The operating lease commitments for the new space are included in the table above.

The Trust is involved in litigation and claims arising in the normal course of operations.  Management is of the opinion that pending litigation will not have a material adverse impact on the Trust’s financial position or results of operations and therefore the above table does not include any commitments for outstanding litigation and claims.

CORPORATE AND UNITHOLDER INFORMATION

DIRECTORS

Mac H. Van Wielingen (3) (4) (6)

Chairman

Walter DeBoni (1) (4) (6)

Vice-Chairman

John P. Dielwart

Chief Executive Officer

Fred J. Dyment (1) (2) (6)

James C. Houck (1) (2) (5)

Michael M. Kanovsky (2) (4) (6)

Hal Kvisle (5)

Kathleen O’Neill (1) (3)

Herb Pinder (3) (4) (5)

(1)               Member of Audit Committee

(2)               Member of Reserve Committee

(3)               Member of Human Resources and Compensation Committee

(4)               Member of Policy and Board Governance Committee

(5)               Member of Health, Safety and Environment Committee

(6)               Member of Risk Committee

OFFICERS

John P. Dielwart

Chief Executive Officer

Myron M. Stadnyk

President and Chief Operating Officer

Doug J. Bonner

Senior Vice-President, Corporate Development

David P. Carey

Senior Vice-President, Capital Markets

Terry Gill

Senior Vice-President, Corporate Services

Steven W. Sinclair

Senior Vice-President Finance
and Chief Financial Officer

Terry Anderson

Vice-President, Operations

Yvan Chretien

Vice-President, Land

P. Van R. Dafoe

Vice-President and Treasurer

Ingram Gillmore

Vice-President, Engineering

Neil Groeneveld

Vice-President, Geosciences

Allan R. Twa

Corporate Secretary

EXECUTIVE OFFICE

ARC Resources Ltd.

2100, 440 – 2nd Avenue S.W.

Calgary, Alberta T2P 5E9

Telephone: (403) 503-8600

Toll Free: 1-888-272-4900

Facsimile: (403) 503-8609

Website: www.arcenergytrust.com

E-Mail: ir@arcresources.com

TRUSTEE AND TRANSFER AGENT

Computershare Trust Company of Canada

600, 530 – 8th Avenue S.W.

Calgary, Alberta T2P 3S8

Telephone: (403) 267-6800

AUDITORS

Deloitte & Touche LLP

Calgary, Alberta

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Burnet Duckworth & Palmer LLP

Calgary, Alberta

Canada’s Climate Change Voluntary Challenge and Registry.  The industry’s voluntary effort to reduce greenhouse gas emissions and document the efforts year over year.

CORPORATE CALENDAR

2009

November 5, 2009

                             2009 Q3 Results

STOCK EXCHANGE LISTING

The Toronto Stock Exchange

Trading Symbols:

AET.UN	(Trust Units)
ARX	(Exchangeable Shares)

INVESTOR INFORMATION

Visit our website at

www.arcenergytrust.com

or contact:

Investor Relations

(403) 503-8600 or

1-888-272-4900 (Toll Free)

PRIVACY OFFICER

Terry Gill

privacy@arcresources.com

Facsimile: (403) 509-7260

Members commit to continuous improvement in the responsible management, development and use of our natural resources; protection of our environment; and, the health and safety of our workers and the general public.